 NEVSUN RESOURCES LTD.

Suite 800 - 1075 West Georgia Street,

Vancouver, BC
V6E 3C9

Telephone: 604 623-4700
Fax: 604 623-4701

ANNUAL INFORMATION FORM

February  26, 2003

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TABLE OF CONTENTS

1.1

NAME AND INCORPORATION

1.2

INTERCORPORATE RELATIONSHIPS

ITEM 2.

GENERAL DEVELOPMENT OF THE BUSINESS

2.1

THREE YEAR HISTORY

2.2

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

2.3

TRENDS, RISKS AND UNCERTAINTIES

ITEM 3.

NARRATIVE DESCRIPTION OF THE BUSINESS

3.1

MINERAL PROPERTIES

3.2

TABAKOTO,  MALI

3.3

SEGALA, MALI

3.4

OTHER ACTIVE PROPERTIES

ITEM 4.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1

CONSOLIDATED FINANCIAL INFORMATION

4.2

ANNUAL INFORMATION

4.3

DIVIDENDS

ITEM 5.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.1

GENERAL

5.2

LIQUIDITY AND CAPITAL RESOURCES

5.3

RESULTS OF OPERATIONS

5.4

QUARTERLY INFORMATION

ITEM 6.

MARKET FOR SECURITIES

6.1

MARKET FOR SECURITIES

ITEM 7.

DIRECTORS AND OFFICERS

7.1

NAME, ADDRESS, OCCUPATION AND SECURITY HOLDING

7.2

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

7.3

PENALTIES OR SANCTIONS

7.4

PERSONAL BANKRUPTCIES

7.5

CONFLICTS OF INTEREST

ITEM 8.

ADDITIONAL INFORMATION

8.1

ADDITIONAL INFORMATION

- ii -

PRELIMINARY NOTES

Incorporation of Financial Statements and Proxy Circular

The consolidated financial statements for the Company for the fiscal year ended December 31, 2002, together with the auditor’s report thereon, and the most recent Information Circular of the Company dated January 23, 2003, are incorporated by reference and form part of this annual information form (the “Annual Information Form” or “AIF”). These documents may be accessed using the System for Electronic Documents Analysis and Retrieval (“SEDAR”) on the internet at www.sedar.com .

Reporting Currency

All dollar amounts are expressed in United States dollars unless otherwise indicated.  The Company’s quarterly and annual financial statements are presented in United States dollars.

Segala Property

The technical disclosure in this AIF with respect to the Segala Property has not been supported by a technical report prepared in accordance with National Instrument 43-101.  The technical report is being prepared by a qualified person as defined under National Instrument 43-101 and it will be available on SEDAR (www.sedar.com) on or before May 20, 2003.  Readers are advised to refer to that technical report when it is filed.

ITEM 1.

CORPORATE STRUCTURE

1.1

Name and Incorporation

Nevsun Resources Ltd. (“Nevsun” or the “Company”) was incorporated in British Columbia under the Companies Act (British Columbia) as a specially limited company on July 19, 1965, under the name Hogan Mines Ltd. (N.P.L.) by Memorandum and Articles filed with the Registrar of Companies for British Columbia.  It became a reporting issuer under the Securities Act (British Columbia) in 1966.  Effective January 10, 1972, the Company was converted from a specially limited company to a limited company, changed its name to Bow River Resources Ltd. and consolidated its share capital on a basis of one new share for five old shares. On February 8, 1979, the Company changed its name from Bow River Resources Ltd. to Suneva Resources Limited and consolidated its share capital on the basis of one new share for three old shares. On January 20, 1989, the Company changed its name from Suneva Resources Limited to International Suneva Resources Limited and consolidated its share capital on the basis of one new share for 3.5 old shares. On December 19, 1991, the Company changed its name from International Suneva Resources Limited to Nevsun Resources Ltd. and consolidated its share capital on the basis of one new share for four old shares.

The Company’s head office is located at 800-1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 and its registered and records office is located at 1000-840 Howe Street, Vancouver, British Columbia, V6Z 2M1.

1.2

Intercorporate Relationships

The Company has a wholly-owned subsidiary, Nevsun (Barbados) Mining Ltd. (“Nevsun Barbados”), a company incorporated under the laws of Barbados.  Nevsun Barbados has a wholly-owned subsidiary, Nevsun Africa (Barbados) Ltd. (“Nevsun Africa”), a company incorporated under the laws of Barbados.  Nevsun Africa has four wholly-owned subsidiaries, all incorporated under the laws of Barbados: Nevsun Resources (Ghana) Ltd. (“Nevsun Ghana”), Nevsun Resources (Mali) Ltd. (“Nevsun Mali”), Nevsun Resources (Eritrea) Ltd. (“Nevsun Eritrea”) and Nevsun Mali Limited.  Nevsun Mali has two 80%-owned subsidiaries incorporated under the laws of Mali, Tambaoura Mining Company S.A. (“Tamico”) and Segala Mining Corporation S.A. (“Semico”).  The remaining 20% of each of Tamico and Semico is owned by the Malian Government.

The following chart outlines the Company’s corporate structure:

ITEM 2.

GENERAL DEVELOPMENT OF THE BUSINESS

2.1

Three Year History

The Company is a natural resource company primarily engaged in the acquisition and exploration of gold mineral properties in West Africa.

During the past three years ended December 31, 2002, 2001 and 2000 the Company has undergone some significant changes that are consistent with the significant fluctuation in the gold mining industry during this period.

The Company’s principal resource properties, the Tabakoto property and the Segala property, are located in Mali with certain less significant exploration properties located in Ghana and Eritrea. The following is a description of the general development of the Company’s business during the past three years.

Funding of the Company’s operations has had a significant impact on the level of activity during this period. In 2000 and 2001 the Company had limited funds available however it was successful in obtaining debt financing for advancing its Tabakoto project feasibility. During 2002, with a rebound of the gold market the Company was able to raise substantial funds through equity issues.

In Mali, the Company has been conducting extensive exploration work on its Tabakoto property since 1994, has identified a gold resource and was granted a mining license by the Government of Mali in 1999. In June 2000, Tambaoura Mining Company S.A. was formed as an exploitation company. In June 2001, the Company announced a debt funding to finance the drill program and final study for the Tabakoto project. The Company engaged an independent engineer, Metallurgical Design & Management (Pty) Ltd. (“MDM”) of South Africa to carry out the study, which was delivered to the Company during the fourth quarter of 2002. Also during 2002 the Company acquired a number of mineral properties contiguous to the initial Tabakoto licensed area and subsequently was granted an expanded mining license by the Government of Mali.

During 2003, subject to suitable financing, the Company plans to advance the Tabakoto project to mine construction, with production anticipated in 2004.

Also in Mali during 2002 the Company completed the acquisition of the Segala property that is contiguous to Tabakoto and is also subject to its own mining license. The value of the acquisition was approximately $10.7 million in the form of cash and shares paid and to be paid over the following three years. Subsequent to its acquisition the Company commenced an extensive exploration program in late 2002 and after evaluation of results the Company plans to advance the Segala project by way of a separate feasibility study.

In Eritrea, located in the north-eastern portion of Africa, the Company has expanded its exploration efforts through a limited number of prospecting licenses.  Due to a border dispute between Eritrea and Ethiopia, the Company suspended work on the Eritrea properties during 2000 and 2001. With the settlement of the border dispute, the Company recommenced its activity during late 2002 with a limited exploration program. The results from the 2002 program warrant further exploration that has begun in the first quarter of 2003.

In Ghana the Company’s main interest is the Kubi property, which since 1999 has been under an arrangement with Ashanti Goldfields Company Limited (“Ashanti”) whereby the Company transferred the surface rights to Ashanti in exchange for cash and an ongoing royalty. Ashanti obtained a mining license and commenced mining the property however it suspended operations until it is granted further access to the portion of the property within a forestry reserve. In February 2003 the Government of Ghana announced renewal of access privileges to forest reserves. Ashanti also has an option on the underground mineral rights, which expires in 2003 unless extended by way of additional payments to the Company.

2.2

Significant Acquisitions and Significant Dispositions

During July 2002 the Company completed the acquisition of an 80% interest in the Segala property that is located adjacent to the Company’s Tabakoto property in southwestern Mali by acquiring an 80% interest in Semico. The remaining 20% interest is held by the Government of Mali through its 20% ownership in Semico.

The Segala mining license covers an area of 23 square kilometres and was acquired to obtain ownership of the northern extension of the mineralised Tabakoto dyke corridor and of the 1.4 million ounce resource that had been delineated by a former owner of the Segala property.

The purchase was completed in two parts: one for a 3% interest in exchange for $200,000, comprised of 56,000 common shares of the Company and cash of $150,000, and a further 77% interest in exchange for $9,000,000, of which $3,000,000 was paid on closing in the form of $1,000,000 cash plus 2,860,000 common shares of the Company.  The remaining $6,000,000 face value of the transaction, secured by a non-interest bearing debenture, is payable over three years in cash and shares.  The accounting for the transaction at fair value has resulted in a total acquisition cost of $10,681,995, reflecting the cash paid, the discount on the cash repayment over time and fair value of the shares issued and to be issued.

Soon after the acquisition the Company commenced an infill drill program for the purpose of developing further geological interpretation and a new resource estimate.

2.3

Trends, Risks and Uncertainties

The Company is involved in a business that depends to a large degree on the world gold price, which naturally affects the economics of the Company’s gold projects and can have an impact on the Company’s ability to raise capital through equity and/or debt financing.  There was a downward trend for gold from early 1996 until 2002, when it saw a significant recovery.  It is beyond the Company’s control to predict this trend in the future.

An investment in natural resource issuers involves a significant degree of risk.  Investment in the securities of the Company should be considered as highly speculative due to the nature of the Company’s business.  The following risk factors should be given special consideration:

1.

Exploration risk. Exploration for mineral deposits involves significant risk that even a combination of careful evaluation, experience and knowledge may not eliminate.  It is impossible to ensure that the Company’s exploration programs will establish economically recoverable reserves.

2.

Development risk. Resource development is a speculative business and involves a high degree of risk.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond its control.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

3.

Gold price risk. The price of gold can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens.

4.

Operating risk. Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

5.

Ownership risk. There is no guarantee that title to the properties in which the Company has an interest will not be challenged or impugned.  These properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There is no guarantee that any of the prospecting licences or exploration permits granted in connection with the properties in Eritrea will be renewed upon their normal expiry. If the Company fails to meet its contractual obligations with respect to a property, it may lose its rights or interests in the particular property.

6.

Political risk. The properties are located in Mali, Ghana and Eritrea and may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, currency fluctuations and inflation, all or any of which may impede the Company’s activities in those countries or may result in the impairment or loss of part or all of the Company’s interest in one or all of the properties.

7.

Funding risk. Additional future funds for the development of the Tabakoto project are required. Similarly additional future funds may be required for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them in commercial production. Historically the only sources for such funds has been the sale of equity capital and limited debt.  There is no assurance that sources of financing will be available on acceptable terms.

8.

Currency risk. At present all of the Company’s activities are carried on outside of Canada.  Accordingly, it is subject to risks associated with fluctuations of the rate of exchange of the Canadian dollar and foreign currencies.

9.

Environmental risk. The Company’s operations may be subject to environmental regulations promulgated by the governments in the countries in which it operates from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach in such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner that means stricter standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments for proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations.  The Company intends to fully comply with all environmental regulations in the countries in which the Company has operations and comply with all international standards.

10.

Forward looking statements. Certain of the information contained in this AIF and in the documents incorporated by reference constitutes forward looking statements concerning the Company’s plans at its Tabakoto and other mineral properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Mali and other countries, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described above as well as in the Management’s Discussion and Analysis.

Other than discussed above, management is not aware of any trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

ITEM 3.

NARRATIVE DESCRIPTION OF THE BUSINESS

3.1

Mineral Properties

The Company’s two primary properties, the Tabakoto and Segala that are both in Mali, are described herein.  The following description of Tabakoto is supported by the Technical Report on the Tabakoto Property by F. William Nielsen, P.Geo dated February 26, 2003.

3.2

Tabakoto,  Mali

1. Property Description & Location

The Tabakoto exploitation permit covers an area of approximately 60 square kilometres, the result of the combination of the former Samake, Dabo, Dioulafoundouding, Fougala, Koutila and Dioulafoundou Concessions. The permitted area is located around the village of Tabakoto, which is 15 km north from the government administrative centre of Kéniéba in western Mali

The Company entered into a series of agreements from October 1, 1993 to March 8, 1999 (the “Samake Agreement”) with Charles Samake (“Samake”), an arms length party to the Company, to acquire a 100% interest in the Samake concession.  Under the Samake Agreement Mr. Samake is entitled to annual payments of $75,000 per year until a net smelter return royalty becomes payable at 1% and Mr. Samake also retains a 5% net profits interest. The royalty and net profits arrangements are restricted to the former Samake concession that is outside of the Company’s current mine plan. A finder’s fee of 50,000 common shares was paid to an arm’s length party with respect to the first Samake Agreement.

The Company entered into a series of agreements from June 6, 1995 to May 24, 2002 (the “Dabo Agreement”) with El Hadj Lamine Dabo (“Dabo”), an arm’s-length party to the Company, to acquire a 100% interest in the Dabo concession.  The Company paid a total of $679,000 to Dabo in cash and shares of the Company in connection with this acquisition.  A finder’s fee of 40,000 common shares was paid to an arm’s length party with respect to the first Dabo Agreement.

The Company entered into a series of agreements from October 8, 1997 to November 18, 2002, with Le Groupement D’Intérêt Economique des Orpailleurs de Dioulafoundouding (“GIE”) to acquire a 100% interest in the Dioulafoundouding convention. The Company paid approximately $305,000 in cash and in kind to GIE in connection with this acquisition.

After having prepared necessary pre-feasibility studies and an environmental impact study, in September 1999 the Government of Mali granted to the Company a mining permit for the combined Tabakoto property (formerly the Samake and Dabo Concessions).

In May, 2000, the Company formed Tambaoura Mining Company S.A. (“Tamico”), a Malian exploitation company in partnership with the Government of Mali. In that connection the Company entered into a shareholders agreement with the Government whereby the Government retains a carried interest of 20% in the exploitation company. The Company is the operator.

In 2001 the adjoining Dioulafoundouding property was combined into Tabakoto’s mining license.

In 2002 the Company entered into agreements to acquire three additional concessions, the Koutila, Fougala and Dioulafoundou covering a combined area of approximately 36 square kilometres, all contiguous with the Tabakoto mining licensed area. All of these agreements were with arm’s-length parties. This additional group of properties was added to an expanded Tabakoto mining license area covering approximately 60 square kilometres. The Company paid a combined amount of approximately $593,000 in cash and shares of the Company to the former owners of these properties.

2. Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to a 700-metre long laterite airstrip at Kéniéba is by fixed-wing aircraft from Bamako, 360 km to the east. There are no scheduled flights into this small and unequipped airstrip. Charter aircraft are available from Bamako but outgoing loads from Kéniéba are severely restricted due to insufficient runway length.

Kéniéba is also accessible by laterite road (Route Nationale #3) from the rail terminal at Kayes, which connects to the port city of Dakar in Sénégal 685 km to the west and the capital Bamako, to the east. From Kayes, the road is in very good condition up to Sadiola (60 km); however, for the remaining 140 km to Tabakoto the road is in poor condition and a four-wheel-drive vehicle is recommended, especially in the rainy season.

The Tabakoto area can also be accessed from Dakar by paved road to the village of Saraya in eastern Senegal, a distance of 756km. From there a dirt road leads to the Falame River where there is a crossing in the dry season. The distance from Saraya to Tabakoto is 64km. The Falame crossing currently has a ferricrete base that likely has to be upgraded each year.

An all-weather laterite access road branches west from the Route Nationale, south of Tabakoto, for 1.2 km to the present Nevsun campsite. A variety of dirt and laterite roads crosscut the permits and allow access to virtually all corners of the property.

The road to Bamako is upgraded from time to time with the journey taking approximately 9 to 10 hours to complete. The road from Tabakoto to Manateli takes approximately 3 hours to travel in the dry season and 4 hours during the rainy season. For the most part this is a dirt track with few upgrades. Bridges do span major watercourses.

The climate in the Kenieba district is tropical with only two seasons: a rainy season from June to October and a dry season from November to May.

The average temperature range in western Mali is between 18 and 43°C.  During the hottest portion of the summer months, temperatures vary between 25 and 43°C.  In the winter months of December and January, the temperature ranges between 18 and 35°C.  The wet season generally moderates the average temperature.

The precipitation estimate was taken from data at Kayes, about 175 km north of Tabakoto. It indicates that the wet season commences sometime during June and subsides in October.

Average annual rainfall is estimated at between 750 and 1000 mm/a.  During the rainy season, days per month with measurable precipitation can exceed 18-20 and peak rainfall can exceed 75 mm/d.

The average wind speeds in western Mali range from 6 to 12 km/hr. The prevailing winds are the trades that change direction between the wet and dry seasons. During the wet season they generally blow from the west southwest to east northeast, and in the dry season they blow from the opposite direction.

An automatic weather station has been installed at Nevsun’s Tabakoto camp and has been continuously recording data for the past 3 years. It is also understood that weather data has been hand recorded for the town of Kenieba for a significant length of time.

The Kenieba district is at an elevation of 120 metres above sea level. Low rolling peneplained plateaus cut by moderately well developed drainage systems cover most of the property. Rising above the plateaus in some areas are long ridges capped by hard ferruginous laterite crusts (cuirrasse) that extend for several kilometres. Immediately to the east of the property there is the prominent west facing Tambaoura escarpment formed by sandstone cliffs which rise to over 350 metres elevation. The district of Kenieba is largely vegetated by tall grass and wooded savannah. Abundant seasonal streams criss-crosses the area and flow southward into the Doundi River and thence westward into the Falémé River that forms the Mali-Senegal border.

Land use consists of subsistence farming and grazing of domestic animals. Crops usually consist of maze, millet, rice, peanuts and melons. Domestic animals consisting of sheep, goats or cattle graze the largely grass covered areas.

3. History

According to local inhabitants (personal communication Bondi Dansoko of Diyabougou), the original Tabakoto deposit was located by villagers in the early 1950’s. M. Keita of the Direction Nationale de la Geologie et des Mines (“DNGM”) recounts that the deposit was worked by the Sissoko family even earlier in the 1940’s. At that time, apparently the site was a small scale alluvial mining site. After independence the socialist government of the day tried to discourage gold mining as it felt that this activity interfered with food production in the command economy they were trying to establish. Artisanal mining was initially a modest affair, however, with the increase in the price of gold in the 1980's and the subsequent introduction of mining techniques utilizing wooden cribbing, this all changed. With this new technique, miners were able to support shafts to >40 metres depth and excavate drifts at this depth below the saprolite.

A brief synopsis of exploration activities since Nevsun became involved with the property is as follows:

Up until June 1997 a contractor conducted all exploration work at Tabakoto. Initial geophysical and geochemical surveys were carried out on a limited basis to determine if the mineralization produced any kind of signal that could be used to define further undiscovered zones. Initial drilling determined that mineralization was associated with several structural directions. A number of exploration targets on other parts of the property were also tested with inconclusive results.

1993                  Initial site visit and assaying of grab samples that returned up to 79 g/t Au

1994

Grid established, soil geochemical survey completed by PDRM. Analyzed for gold and arsenic only.

1994

Initial drilling of 13 diamond drill holes (T1-T13) totalling 1,742 metres.   Initial petrographic work was carried out on selected samples

1994

Geophysical surveys in the form of VLF-EM, magnetometer and HLEM surveys were carried out.

1994

27 km of induced polarization/resistivity surveying was carried out on the Dabo Permit using a dipole-dipole array, “a”=100m and n=1-6. The main north south zone displays a moderate chargeability anomaly usually associated with a moderate resistivity high.

1995

39 diamond drill holes (T14-T52) totalling 4,178 m were established.

1995

45.6 km of gradient array IP/resistivity survey was completed on the Dabo Permit. Real section IP/resistivity was completed on selected anomalies. It is interpreted that the mineralization can be defined to significant depths.

1996

61 diamond drill holes (T53-T113) for a total of 20,285.5m were established

1996

Maps Geosystems carried out a differential GPS survey over the property and took black and white air-photos of the Kenieba area for various clients.

1996

36 reverse circulation (RC) drill holes were established for a total of 2,241m. The contract was carried out by Ausdrill.

1996

51 diamond drill holes (T114-T164) were established totalling 18,160m.

1997                  June, Nevsun took over on-site management of the exploration program

In 1997 drilling had provided sufficient encouragement that a potential gold deposit was being defined.  Subsequent work focused on providing sufficient information in order to calculate a resource that could be used for a prefeasibility study. All data was formulated into a common database. Assay and analytical information was verified by Analytical Solutions Limited who recommended a considerable amount of re-assaying to bring all sampling to a common acceptable level. Assay labs utilized by Nevsun were audited and recommendations for sampling and assay procedures were implemented.

Property wide geological mapping, geophysical surveys and soil sampling were carried out in order to have a complete database of background exploration information. Core re-logging, of all holes previously drilled was completed by a team of geologists such that a common lithologic base was utilized. Additional sampling was also carried out.

1997

An exploration camp was built at the junction of the Dabo and Samake permits. Four water wells were drilled.

1997

130km of gradient array IP/resistivity were carried out over the Dabo and Samake permits. 29 km of real section IP/resistivity surveys were carried out on selected sections

1997

156.5 km of magnetic surveying was carried out over the property

1997

The property was soil sampled at 25m spacings along lines 100m apart. Samples were analyzed for gold and a 31-element ICP package.

1997

Geological mapping at a scale of 1:5000 was completed over the property

1997

Geological mapping at a scale of 1:1000 was completed over the deposit area.

1997

The property boundary, 164 diamond drill holes, selected topographic features and all baseline monuments as well as selected cross-line pickets were surveyed by McElhanney Consulting in two programs from April to October. Differential GPS was used.

1997

A further 43 diamond drill holes (T165 to T207) totalling 9,962.5m were established following the rainy season..

1997-98

An RC drill program was completed on the lateritic and alluvial cover over the deposit. 346 holes for a total of 20,004 metres were established on the Dabo, Samake and Dioulafoundouding permits. This was completed before it was determined that the top 3-18m of material overlying the deposit was alluvial in nature.

1997

Initial metallurgical test work was carried out by Lakefield Research. Recoveries of 91.7% to 95.7% were achieved using a combination of gravity and leach processes.

1997

Two resource estimates were calculated for the deposit by Pearson, Hofman and Associates. The latter produced a geological resource of 16.5Mt grading 3.4 g/t Au. Using a 3.0 g/t Au cut-off produced a resource of 1.38Mt grading 7.2 g/t Au

1997

An air photo and LANDSAT imagery interpretation were carried over the Tabakoto area by Fillis Geological Services. The objective was to gain a better understanding of the underlying geology and gold bearing structures

1997

An archaeological study was completed over the Dabo and Samake permits. This contributed to the Environmental Impact Study. It was determined that there are no archaeological sites of significance on the Tabakoto Property.

1998

A preliminary feasibility study was completed by BLM Bharti Engineering Inc. This was presented to the Malian Government in Feb. 98. Various underground mining scenarios were presented ranging from 1.5 Mt/a to 125,000 tpa. A 750,000 tpa operation was presented in detail.

1998

36 diamond drill holes (T208 to T243) plus four deepened holes were completed for a total of 9,948m. The objective of the program was to gain additional information for an updated resource calculation.

1998

An updated resource calculation was formulated by Pearson Hofman and Associates. Total geological resources amounted to 17.8Mt grading 3.24 g/t Au. Using a 3.0 g/t Au cut-off the resource was 4.47Mt grading 7.83 g/t Au.

1999

12 oriented core diamond drill holes (T244-T255) totalling 2,229m were established. The aim of the program was to gain a better understanding of the structural controls on the gold mineralization.

Apart from limited drilling in 1999 work largely focused on studies required to obtain a mining license.

1999

Aserni carried out a socio-economic study for the village of Tabakoto which include a population census. The results of the survey were incorporated into an Environmental Impact Report also completed in 1999.

1999

An application for a mining license was submitted to the Malian Government.

1999

Limited geological mapping at a scale of 1:1000 and limited trenching was carried out.

In the latter part of 1999 with a falling gold price it was decided to focus on high-grade mining opportunities that would limit capital costs and at the same time improve the economic projections for the deposit. Snowden Mining Industry Consultants’ (“Snowden”) work refocused attention to near surface resources that could be mined by open pit methods. Various scenarios including a test open pit and ramp access to shallow depths were considered in order that a full understanding of the controls on mineralization could be ascertained. It was subsequently decided that drilling from surface would be the most cost-effective method of defining the deposit for feasibility purposes.

1999

Snowden carried out a resource and mining review that suggested a high grade open pit mining scenario followed by underground mining would be feasible. It was determined that an open pit inventory of 1.0Mt grading 6.7g/t Au was present. Snowden’s work also determined that variography studies indicated that drilling on 25m centers was sufficient to verify continuity of mineralization. Limited drilling at 12.5m centers confirmed this.

1999

Golder Associates carried out geotechnical investigations with respect to establishing a ramp and a test pit site. 12 HQ diamond drill holes were established for a total of 735 metres. A number of test pits were also dug, mapped and sampled.

2000

The Malian Government awarded a mining (exploitation) license to Nevsun in Oct. 2000.

2000

22 oriented core diamond drill holes (T256-T277) for a total of 3,021 metres were established. This was the first phase of a program designed to complete in-fill drilling on 25 metre centers, both along strike and up and down dip within the proposed open pit areas. All drilling was designed to intersect mineralization at depths no greater than 100m vertical.

2000

18 RC holes for a total of 1438m were established. The planned program was not completed due to mechanical problems.

2000

Metallurgical test work was carried out by Knelson Concentrators. Three stage gravity recoveries were in the range of 80.9% to 82.4%. Gravity and leach recoveries varied from 93.6 to 95.3%. This was carried out on both oxide and primary material.

2000

A re-interpretation of the deposit geology was completed by Snowden. A better understanding of the mineralized structures and timing of mineralization was obtained.

In the latter part of 2000 work focused on completing a final feasibility study in order to take the deposit to commercial production. MDM were retained to implement and carry out the feasibility study.

2001                 40 oriented core diamond drill holes (T278-T319) were completed for a total of 5,601m. 71

                         RC holes (TRC365-TRC435) were completed for a total of 6,341m. The 2001 drilling program completed required in-fill drilling for a revised resource calculation within the proposed open pit areas. Nine HQ geotechnical diamond drill holes were established for a total of 370m.

                         These were to test foundation areas for a processing plant and tailings containment area. The digging of 22 test pits followed this to further test  chosen areas.

2001

Final metallurgical work was carried out by Lakefield Research in South Africa

4. Geological Setting

Regional Geology

Western Mali is underlain by the Man Shield (also termed the Leo Rise) which is represented in this region as the Kéniéba-Kédougou Inlier, part of the West African craton (Tahon, 1997). Tahon (1997) in his review of the current state of geological knowledge in West Africa considers that current geologic models are underpinned by inaccurate reconnaissance scale mapping. This is due to the ineffectiveness of air-photo interpretation in laterite terrains and to a lack of experience on the part of many prior researchers working in the area in regard to deeply weathered tropical terrains.

Bedrock consists predominantly of deformed and weakly metamorphosed volcano-sedimentary rocks of Lower Proterozoic Birimian sequences (2300-1900 Ma) that are bordered to the east by Upper Proterozoic (also termed Infra-Cambrian) largely unmetamorphosed sedimentary cover rocks (quartzite and argillaceous schists). Proterozoic to Permian doleritic dikes crosscut this portion of the shield.

The Birimian sequences of West Africa are generally preserved as linear belts a few tens of kilometres wide and with lengths in excess of several hundred kilometres (Séa, et al., 1990). Granitic or migmatized zones separate the belts, corresponding to ante-Birimian bedrock or granitic manifestations of the Eburnean orogeny (2115-2080 Ma) the latest penetrative metamorphic/deformational event. Western Mali is somewhat exceptional to this as the linear belts are generally wider than average and have narrower intervening granitic zones between them.

The Birimian sequence in eastern Senegal and western Mali is exposed within the Kéniéba-Kédougou inlier and is comprised of three main volcano-sedimentary belts oriented roughly SW-NE (Bassot 1966). The belts are comprised of successive sequences that range from volcanic dominated in the west (Mako Group) to predominantly turbidite sediments and less voluminous volcanic rocks to the east (Dialé Group and Daléma Group). Subsequently, the previous group names used for the inlier as a whole have been renamed in Mali (Klockner 1989) respectively, the Saboussiré, Kéniébandi, and Kofi Formations. There is a general lateral facies change for the rock sequences from volcanic and continental rise type sediments in the west, to shelf type sediments in the center and then to deeper water continental slope sediments to the east.

The Kéniéba region, within which the property lies, is underlain by the Daléma Series (also Kofi Formation), consisting of dominantly volcanic derived turbidite sediments, occurring in the southeastern most volcano-sedimentary sequence of the Kéniéba Inlier.

Whereas the Birimian rocks are generally metamorphosed to greenschist facies, the emplacement of calc-alkaline syn-tectonic granites has produced areas of amphibolite facies metamorphism and migmatization, or transformation, to hornfels (Bassot & Traoré, 1980). A series of small granitoid stocks is especially evident in the area just north of Kéniéba. Apart from the larger Yatia pluton  most of these intrusives are evident/interpreted only from LANDSAT images or on private, proprietary exploration maps. Very few of these intrusions were geologically mapped by the BRGM (1982), DNGM (1987) or by Klockner (1989). The lack of felsic intrusive outcrop is likely due to relatively rapid weathering of these types of rocks in the tropical environment.

Diorite and granodiorite stocks and dikes intruded all the Birimian rocks towards the end of the Eburnean Orogeny. These intrusions have been mapped as post or late tectonic in age (Tahon, 1997) because they are generally only weakly foliated. However, it is considered more likely that they are largely syn-tectonic. A number of intrusions cut the Daléma Group/Kofi Formation rocks in the Kéniéba area. These include the Yatia Granite stock, located about 20 km north of Kéniéba and the Gamayé Granite located about 22-km southeast of Kéniéba. The latter is of interest because it is Li/Nb/Sn-bearing and is surrounded in part by a tourmaline bearing contact metamorphic aureole and is thus very similar to the prolific Bourlamaque batholith of the Abitibi Belt, Canada (Robert, F. 1996). The presence of abundant quartz-tourmaline has been noted associated with a number of granitoids in the Keniéba-Kédougou Inlier. There is generally considered to be a close association between silica-tourmaline alteration and gold mineralization.

Upper Proterozoic sedimentary rocks of the Wassangara and Souroukoto Groups unconformably overlie the east portion of the Kéniéba-Kédougou Inlier. The rocks of the latter group form the prominent Tambaoura escarpment immediately to the east of the property. The present land surface over the Birimian rocks corresponds very closely to the former erosional surface of the base of the covering sequence. Proprietary geologic mapping completed by the BRGM in the early 1980’s indicates the presence of a number of outliers of Souroukoto Group between the escarpment and the Falémé River. Given this, it can be seen that there has been very little in the way of erosional reduction of the Birimian following the removal of the Infra-Cambrian cover.

Late NNE trending dolerite (diabase) dikes and sills and numerous kimberlitic diatremes cut all of the Precambrian formations including the Souroukoto and Wassangara cover sequences. A variety of lamprophyric dykes cut all Birimian formations. Their timing of emplacement is uncertain but they are seen to occupy NE trending structures and can be auriferous.

Peneplanation of the Birimian presumably occurred prior to the deposition of the Upper Proterozoic Souroukoto sediments. A number of laterization events (as many as four interpreted across the larger region) dating from the Cretaceous to the Neogene have resulted in the present-day deeply weathered terrain (Bassot & Traoré, 1980).

The most prominent regional structure in the area is considered to be the first-order Sénégalo-Malian Fault Zone (SMFZ), which has an interpreted sinistral sense of movement (Hanssen et al., 1997). This structure strikes NNE-SSW from the Falémé River (15 km to the west of the Tabakoto property) to the area of the Sadiola gold deposit 120 km to the north (Hanssen et al., 1997). The structure is characterized in the south by a two to five kilometre wide zone of sub-parallel shears. To the south of Kéniéba, the Kéniéba-Médinandi shear zone forms a second-order splay of the SM fault and also the locus of significant kaolinite alteration and a number of significant orpaillage sites.

A study of LANDSAT data for the immediate Kéniéba area indicates the present form of the landscape is somewhat controlled by a series of northeast (025° to 070° Az) and southeast (120° Az) trending third-order fractures. The fractures themselves control the locations and orientations of topographic lows and hence water courses as well as the outline of the Tambaoura escarpment. A number of less well-developed older north south structures are evident which appear to have less effect on the landscape. It is likely that amongst these many structural directions, the NE-SW structures are in fact second and third order splays of the regional SM fault. This is a similar structural setting to the main Loulu gold deposit in that mineralization is concentrated in the noses of drag folds associated with NE (045° to 048° Az) oriented sinistral faults and WNW trending (297° Az) structural orientations (Hanssen, et al., 1997).

The SM Fault is considered to have been a regional locus of alteration (including silicification and tourmalinization) and a structural conduit for the gold mineralization in the Kéniéba-Kédougou inlier. Empirically, it can be seen that the majority of the known orpaillage (artisanal mining) sites are located along either NE or SE trending structures in the vicinity of Kéniéba. In addition, most of the significant gold deposits located in the inlier are situated on the east side of the SM fault. This observation supports Dommanget’s (1993) conclusion that the Loulu gold deposits formed at the base of a continental slope. Considering that a regional structure such as the SM fault likely had a protracted history of activity and would very likely have controlled, at least in part, the previous landscape during deposition of the Daléma (Kofi Formation) Group turbidites. It is likely the “QT” (tourmalinized quartzites), which hosts the majority of the Loulu reserves are not siliceous quartzites at all. Quartzite is a term commonly used by French geologists in West Africa for siliceous rock units that may be volcanic exhalitive in origin and as such may be a misnomer. The quartzites of the Souroukoto Formation (Upper Proterozoic) on the other hand are true shallow water red beds and consist of well-worked and sorted sand grains.

The presence of exhalitive units in the Kofi Formation is consistent with an original tectonic setting at the base of a continental slope adjacent to a regional structure.

A major regional east west structure, the Kossanto-Sitakili Shear Zone (“KSSZ”) is situated 16 km due north of Tabakoto. This structure was first recognized through the BRGM work in the 1960’s. It is characterized by an east-west oriented shear/breccia zone, which is delineated by a topographic low, a negative aeromagnetic anomaly and as a centre of diabase intrusion which strike for more than 80 km from Kossanto in Sénégal. It passes underneath the Infra-Cambrian sedimentary cover to the east near the village of Sitakili in Mali. The KSSZ follows the trace of a gold-rich corridor which includes the Sabodala gold deposit situated at the west termination of this structure, the Sanbarabougou-Dialé alluvial deposits east of that, the Loulu gold deposits adjacent to the Falémé River and the orpaillage sites at Sitakili. It is noteworthy that the locus of the many Loulu satellite gold deposits is adjacent to the intersection of the north-south trending SM fault and the east-west trending KSSZ. It is also worth noting that there appears to be a significant “bite” out of the generally north-south trending Tambaoura Plateau that terminates close to the KSSZ. This “bite” which is essentially an erosional feature likely caused by a swarm of east-west structures is interpreted to be at least 20 km in width (north-south). The intervening area hosts all the known gold deposits in the Kenieba area.

The Kossanto geological map (BRGM 1985, report 85 MLI 009, Annexe No.1) as well as the Klockner air photo study shows a number of parallel structures to the north of the KSSZ. A review of the Kéniéba LANDSAT image indicates that major east-west structures in the region are common. Two clear structures with this orientation appear on this image and one is clearly seen on the Tambaoura escarpment as an east-west oriented very sharp ravine/creek valley. Below the escarpment, to the west, the structure can be traced beneath the valley bottom overburden. A faint colour linear feature (not associated with a topographic low) strikes along the Tabakoto property boundary north of Tabakoto village. This structure reappears to the west manifested as a distinct bend in the Falémé River and as a distinct east-west escarpment on the 1:200,000 scale topographic map. It is apparent that there is a significant relationship between this structure and gold mineralization at Tabakoto.

A second east-west linear feature is located nine kilometres to the north of Tabakoto village. Empirically it can be seen that there is a relation between east-west structures and the presence of outliers of Souroukoto quartzite. It seems likely that the east-west structures represent the margins of radial graben basins that radiate outwards from the volcanic heartland. Structures of this magnitude would necessarily plumb the deeper levels of the crust and could have been conduits for ascending mineralizing fluids.

Superficial weathering involving laterite/saprolite profiles extends to vertical depths of 30 to 50 metres and may include, as at Tabakoto, a covering of laterized alluvium. A large part of the current orpaillage (artisanal) exploitation for gold in the Kéniéba region consists of working the surface eluvial deposits, which are largely in situ, being derived from laterite and saprolite. Alluvium, however, has been created during rainy seasons when active watercourses deposit silt and clay on their banks. Alluvial deposits also contain mixed gravels and sand beds. Local artisanal miners have exploited many of these for gold and diamonds. Alluvial material is known to be up to 20 metres thick in some creek valleys in the area.

Local and Deposit Geology and Mineralization

The Tabakoto property is underlain by a proximal turbiditic sequence of tightly to isoclinally folded meta-greywacke, meta-argillite, and meta-siltstone whose structures (layering and foliation) regionally strike NNE (010° Az), generally dipping steeply to the east.

Two kilometres to the north the sedimentary sequence is bounded by the Yatia Granite and the small satellite felsic “Ségala” stock with the Ségala gold occurrence situated between the two.

The strike appears to rotate to a more east-west direction, with steep dips to the south, in the area around the Yatia pluton within the Ségala permit of Semafo/Managem to the north. A wide variety of small feldspar porphyry felsic and intermediate (dioritic) intrusions have been observed in orpaillage (artisanal mining) diggings and in the drilling and they bear a strong relationship to the gold mineralization.

A series of narrow NE-SW oriented diabase dykes interrupt the Tabakoto mineralization at the south end of the deposit and these have been in turn offset by a series of later NE trending (030°) normal faults that are down-thrown to the southeast. Numerous kimberlitic diatremes (including a significant occurrence in DDH T-54) have been discovered in the immediate area of the property. Some of the diatremes are younger than the Upper Proterozoic rocks of the Souroukoto Series. Lovell et al. (1996) and Hanssen et al. (1997) have identified on their geology maps of the Kéniéba region, two structures named the Doundi and Moralia splays, which are considered to be NE splays off of the main SM fault.

Detailed logging of the Tabakoto drill core combined with detailed geological and geophysical mapping of the property area have allowed for the development of a geologic model at the property scale. The deposit forms a series of 010° striking linear mineralized zones, which dip steeply to the east, sub-parallel to the dip of the enclosing sediments. The frequency of graded bedding in the metasedimentary sequence and hence the determination of younging directions indicates that a significant amount of the gold mineralization is localized along the axial trace of an anticline (or en-echelon anticline couple) whose axial plane strikes north-south representing an F1 axis.

The west and steeper limb of this fold dips near vertical. A series of sub-vertical “diffuse” feldspar porphyritic diorite dykes have been intruded along the axial zone of the anticline. Subsequently, a number of varieties, likely a differentiated family of felsic to intermediate (dioritic) dykes are intruded along the limbs of the anticline. All of the Birimian rocks have been in turn intruded by later dolerite (diabase) dykes and sills. The intrusion of these later mafic rocks likely took place during the Paleozoic or Mesozoic Eras.

The main north-south direction of the Tabakoto mineralized zone is intersected by a significant series of NE-SW (055° azimuth) striking structures. The timing of these 055° structures is post north-south structure and it is clear that they have been intruded by felsic, mafic and lamprophyric dykes that are themselves mineralized with arsenopyrite and gold. It is interpreted that these NE-SW structures generally display left-hand movement and likely dip to the SE. Drilling in 2001 defined a very strong NE trending mineralized structure in the vicinity of mine grid 1675S-1700S. It is located on the west limb of the anticline and will be accessed by the proposed open pit.

A swarm of relatively minor but highly auriferous east west trending structures crosscut the north south and most of the NE-SW trending structures. They appear to display right hand movement. NW-SE oriented structures also exist and are suspected of being mineralized. All of these rocks and structures have been in turn cut by 030° oriented faults and down-thrown to the east in what appears to be the latest structural event of significance. It is thought to be a post mineralization event.

The exact timing of the intrusion of kimberlitic dykes and diatremes is unknown but the intrusion was during the Paleozoic or Mesozoic Eras. There is evidence of a worldwide kimberlitic event (Levinson, 1994) during the Cretaceous. Considering that a kimberlite tephra cone is preserved cutting the Souroukoto sediments around Kassama to the east of Kéniéba (personal communication Martin Jones, Oliver Gold Corp., 1996) it is likely that the kimberlite intrusions of the region date, at least in part, from this time.

Gold mineralization appears to be mainly associated with zones of fracturing and brecciation within the axial zone of the Tabakoto anticline. The fracture zones and the associated mineralization are not restricted to any particular lithology but rather mostly follow the axial trace of the anticline. Brittle deformation appears to be best developed within the relatively competent units of the felsic and intermediate porphyritic dykes. In other places the mineralization follows silicified and carbonatized sediments. There appears to be little evidence of strictly ductile deformation. It should be noted that there is no north-south mineralizing event. The competent north-south zone is merely a host to crosscutting mineralized structures.

The main alteration type appears to be silicification, with subordinate iron-carbonatization and sericitization, which all together contribute to a “creamy alteration”. Related to this alteration are variable amounts of disseminated to patchy arsenopyrite, pyrite and pyrrhotite as well as trace amounts of chalcopyrite and sphalerite. Very intense creamy alteration commonly replaces the original rock, resulting in diffuse zones of uncertain protolith. Creamy alteration while related to gold mineralization is not ubiquitously associated with high gold values, and in several localities well-altered material returned very low gold values. It is possible that this style of alteration may not be temporally related to gold mineralizing events. Early alteration likely provided the ground preparation needed to allow brittle fracture and the subsequent infiltration of gold mineralizing fluids. At the same time, as there are many phases of dyke intrusion, there are likely to be many phases of alteration, not all of which will result in gold mineralization.

Conversely, it has been noted in a number of cases that very high-grade gold mineralization is related to weak to strong silicification and micro-fracturing in sediments. Barely visible hairline silicified fractures also locally host visible gold. A number of sections of relatively unaltered core were initially sampled because of the presence of very diffuse arsenopyrite mineralization and when these sections were carefully re-inspected upon return of very high gold grades were found to contain appreciable visible gold. Subsequently, many sections of previously logged core were re-examined and wider scale sampling was carried out. In general, since there is no strictly definitive relationship between lithology and alteration style with gold mineralization, it is necessary to define mineralization by assay cut-off methods. This is an important characteristic to bear in mind in the planning of future exploitation of the deposit.

The felsic porphyritic dykes themselves are almost ubiquitously silicified, although the intensity of alteration is highly variable. In general, these dykes tend to exhibit silicification with varying amounts of arsenopyrite and pyrite mineralization. These altered rocks were routinely sampled and assayed; however, gold content is highly variable.

It is clear that the gold mineralization forms several (at least three) planar zones striking N-S, which are in turn intersected by planar zones striking 055°. In the North Zone of the deposit there is a number of crosscutting zones defined by a NW-SE trend of orpailleur workings, which may contain significant reserves. This has yet to be verified.

Early in 1997, following data sharing with Oliver Gold Corp. with respect to the Ségala deposit, it was noted that there is a distinct change in the geology from north to south at the northern boundary of the Tabakoto East Concession. It was noted that a relative abundance of carbonaceous argillites to the north passes abruptly into an abundance of coarse-grained greywackes to the south. This abrupt change is marked by VLF-EM data, (which is very active north of line 5+00S but is very flat to the south) and appears to coincide with an east-west LANDSAT image linear feature, noted earlier, located along the northern Tabakoto property boundary. In this context the Tabakoto deposit is located on the south side of the intersection of a north-south structure with a later east-west structure. It has since been determined that a significant number of east-west oriented structures pass through the entire area of the Tabakoto deposit and play a significant roll in gold emplacement.

In addition to the probable primary sedimentary facies changes between the Tabakoto and Ségala properties, there is a change in orientation of bedding and foliation. On the Ségala property, the structural sense deviates from the regional norm by striking 110° versus 010°. It seems likely that the F1 axis has in turn folded around a NE-trending (025° Az) open F2 fold axis (Delisle, 1997). As the Ségala gold deposit is also known to occupy an antiformal position (Thivierge et al., 1997), it is possible that the deposits were developed along the same F1 fold axis, which is refolded by a NE-trending F2 fold.

In detail, the Tabakoto deposit mineralization extends for at least 1,650 m in a north-south direction and is composed of at least three main north-south zones and is subsequently transected by NE-SW (055° Az) and east-west crosscutting brittle deformation zones. The current state of knowledge suggests that there are a number of south-plunging pods of high-grade mineralization within the north-south hosting zone. The deposit is open to the north and south. The mineralization also remains open with depth as in one diamond drill hole (T-159), mineralization was encountered at a vertical depth of 580 m.  The deposit appears to become discontinuous to the south largely due to the emplacement of NE trending felsic/intermediate dykes and east-west trending potassically altered intermediate dykes (KFP). Additional mapping and drilling is required to define significant concentrations of gold mineralization in this area

Drilling to date has defined the major north-south structure and its relationship to NE-SW structures as well as east-west structures over a significant strike length. The north-south zones appear to occupy east and west limbs of the hosting F1 anticline. Mineralized cross-structures have defined lengths varying from 450 m to less than 250 m.

Deposit Geological Interpretation

Diamond drilling of artisanal mining sites, soil geochemical anomalies and Induced Polarization (IP)/resistivity survey features have resulted in the discovery and delineation of gold zones at the

Tabakoto deposit. The Tabakoto deposit is divisible into three strike-continuous zones: North, Main, and South.

The North Zone extends from Mine Co-ordinates 450S to 1200S, the Main Zone from 1200S to 2100S, and the South Zone extending from 2100S to the property boundary at 2965S. The mineralization likely extends further south of the property boundary on to the Dioulafoundouding Concession (previously explored by Golden Star, Pan African Resources, and African Selection Mining Corporation between 1995 and 1998).

The mineralization in the North and Main Zones is clearly directly associated with two north-south trending dyke corridors that flank the Tabakoto Anticline, which is continuous over a distance of at least 1650 metres of strike length. A lower density of drilling in the South Zone to date only permits a partial definition of the trend over this part of the property. Nevertheless, it is felt that zones of satellite mineralization will be defined in this area that can add subsequent feed to any ongoing mining operation.

The proposed open pit is centered on the Main Zone and the majority of drilling over the last three years has been concentrated in this area.

In the North and Main Zones, two sub-parallel porphyritic dyke corridors that occur along or adjacent to the Tabakoto anticline axial trace are clearly associated with the assay zones delineated in resource calculations. The western dyke corridor is composed of intermediate dykes. The eastern dyke corridor is composed mainly but not exclusively of felsic dykes. Mineralization occurs throughout the defined dyke corridors. The wider mineralized zones generally tend to occur within the western part of the eastern corridor and within the eastern part of the western corridor. The intensity of mineralization improves progressively as the corridors are traced southward. The dyke corridors dip at 70° to 75° to the east in the northern portion of the trend, steepening to 80° east in the Main Zone to 75° south where it seems to follow either an east west crosscutting potassically altered intermediate dyke or a NE structure. The north-south zone is interpreted to continue further to the south at a similar dip angle. However, south of Mine Grid 1900S there is a swarm of east west trending KFP dykes that likely form a corridor at least 300 metres in width. These cut the north-south zone but are somewhat mineralized by a later NE mineralizing event.

Other KFP dyke corridors appear to a much lesser extent, in the vicinity of mine grid 900S and 600S. A review of all drill logs indicated that when the east west trending KFP dykes are taken into account that the overall north south trend of the dyke corridor is more consistent than previously thought.

It should also be noted that in the hanging wall of the main felsic dyke corridor (eastern) that there is a consistent occurrence of minor felsic dykes along strike that are usually only 0.5 to 2.0m wide. The number of these minor felsic dykes is quite variable ranging from one to up to 6 over a core length of 10’s of metres. They are often mineralized.

In the footwall of the intermediate (western) dykes it has recently been determined that there is a very weak but quite consistent corridor of intermediate dykes that can be traced over a significant strike length. Only one or two narrow dykes usually occur in the corridor that seldom exceeds 10m in width. They are rarely if ever mineralized.

In the North Zone, 40 to 80 metres separate the corridors but they do start to converge and finally join up at 1300S. A weakly mineralized felsic dyke occurs between the two main dyke corridors, traceable from 450S to 800S. The anticline axial trace in the North Zone follows the western edge of the eastern dyke corridor to 1300S where it terminates. A second sub-parallel anticline axial trace, occurring within 50 to 100 metres to the west of the former, is traceable from 1000S, following the western to central part of the western dyke corridor to 1900S. Here it is interpreted to curve westward along the eastern portion of the corridor to 2000S. Drag folding, which would indicate right hand movement along a fault, likely causes this bend. Late east-west faulting is interpreted.

Detailed geological mapping, at 1:1000 scale, north of 1150S delineated two diffuse trends of orpaillage workings striking 015°, corresponding with the two dyke corridors defined by drilling. Pits located between these trends define the central weakly mineralized dyke. Two relatively continuous artisan open pits striking at 290° occur at grid lines 400S and 500S. These orpaillage workings are likely defining mineralization within WNW cross-structures or alternatively the intersection of east-west and NW oriented mineralized structures.

In the northern part of the Main Zone, between 1300S and 1500S, the two dyke corridors merge and come in contact with one another but remain distinguishable. There appears to be a regular but significantly narrower hanging wall dyke zone and a dominant footwall dyke zone. From this point southward there is a tendency for intermediate dykes to be concentrated within the western part of the combined corridor. In the central part of the Main Zone, between 1500S to 1800S, there are mineralized crosscutting lamprophyric (UM-lamp) dykes oriented NE (055° Az.) that intersect the main north-south dyke corridor. They are characterized by minor concentrations of quartz stringers with minor sulphides (py and aspy) associated. There are also very minor felsic dykes associated with some of the NE structures. The mineralization in the southern of these crosscutting features (1610S) occurs along the northern contact of a south dipping lamprophyre dyke.

The latest drilling program has clearly indicated the importance of generally east-west trending structures and their ability to carry significant amounts of gold. These structures are usually manifested as fine quartz and/or sulphide filled millimetre-sized stringers often with visible gold present. It is interpreted that breccia zones result from the intersection point(s) of these structures with north south, NW and NE structures with appreciable gold values over significant widths resulting. The east-west structures are interpreted to be a late event with mineralization and quartz associated with these structures cutting almost all other mineralized structures. A exception occurs with the main NE mineralized structure, which appears to be a late mineralizing event that certainly post dates the intrusion of the KFP dykes.

In the southern part of the Main Zone, between sections 1850S and 1900S, the dyke corridor curves westward following along a major late east-west trending KFP dyke corridor (K-metasomatized feldspar porphyry) which transects the deposit. This KFP dyke corridor is traceable for at least 800 metres to the west of the Main north south zone (seen in drill holes T-

188, T-13 and T-310 to T-317) across the Tabakoto (Samaké) concession. It is now thought to extend at least 400 metres to the east of the Main mineralized zone. An adjacent NE trending mineralized zone can be traced for a distance of at least 300 metres to the southwest of the Main zone. It should be noted that the KFP dykes are not well fractured and rarely contain economic concentrations of gold unless crossed by NE and east-west trending structures. They are a relatively late feature but do pre-date at least one episode of gold emplacement.

A series of large orpaillage pits occur along the Main Zone between section lines 1150S and 1800S. Extensive artisanal workings follow the large NE crosscutting structure between section line 1900S and section line 2200S.

In the past the South Zone drilling roughly defined a north-south trending corridor of felsic to intermediate dykes. However, there is insufficient drill information to accurately delineate any concentrated dyke corridors as was possible to the north. Two anticlinal axis are recognized within this wide corridor. An eastern fold axis is traceable from section line 2500S to 2750S, roughly along 1800W. Weak to moderate gold mineralization occurs along both limbs of this fold, extending northward along the projection of the fold axis to section line 2400S. A western fold axis is recognized in two drill holes on section line 2600S at 1930W. Both of these fold axis coincide with IP chargeability anomalies, which may outline mineralization that follows the anticlinal axis.

Two strong gold-concentrations have been located in the South Zone. Two diamond drill holes and one RC hole (T-103, T-166, TRC-241) intersected significant gold mineralization located along section line 2400S at 1925W. However, the trend(s) of this mineralization have not been resolved.

A second mineralized zone occurring along section line 2600S at 1875W is intersected in three diamond drill holes, and two RC holes (T-105, T-206, T-208, TRC259, TRC260). This latter zone trends at 060° azimuth, adjacent to an interpreted fault trace.

A review of drill logs indicates that there is likely a significant number of east west trending KFP dykes in the south zone area.

Gold is commonly associated with the combined groups of felsic to intermediate dykes and it also commonly occurs within metasediments and brecciated metasediments, that are marginal to or are enveloped by the dykes. Gold can also occur significant distances away from the dyke corridors in areas that are structurally prepared and altered, i.e. at the intersection of two or more structures. This occurs both in the hanging wall and footwall of the main dyke corridors.

5. Exploration

During the period of February to March 1999, an exploration program focusing primarily on an oriented-core drilling program was completed on the property. In conjunction with the oriented-core-drilling program 1:1000 scale geological mapping over selected portions of the property, manual trenching, lithogeological sampling and a surveying program was also competed. In addition an alluvial gold study was conducted on the Dioulafoundouding Concession thus satisfying part of the agreement between Nevsun and GIE, the concession titleholder. Other work completed during this time frame consisted of the transfer of all the sample rejects from a storage facility in Kéniéba to camp, and the sampling of open-ended mineralized intervals from drill holes T-1 to T-243. MAPS Geosystems completed an airphoto survey over the Tabakoto area and ASERNI performed a Socio-Economic Study for Tabakoto consisting of a population census, detailed cost evaluation of buildings, land-use study and an action plan for the project of possible village displacement.

The 2000 oriented-core-drilling program consisted of 2,229 metres in 12 holes completed between mine grid coordinates 17+00S to 14+50S. Due to the weathered and fractured nature of the rocks near the surface, zone intercepts were planned such that they occurred below a 60 metre vertical depth as well as completing coverage on 50-metre sections, with 25-metre down-dip intercepts to a depth of 200-metres. The program was conducted to evaluate the structural controls of the gold mineralization and the influence of south-west to north-easterly trending cross structures within the main north-south trending Tabakoto main zones. The locations of the drill holes were chosen to maximize data recovery on structural observations and the, continuity of mineralization, and to provide samples for thin section analysis.

In April 2000, the Company initiated the first stage of a two part drill program that was designed to collect data that would allow for the calculation of enhance resources within a proposed open pit as defined by Snowden in late 1999. All holes were designed to intersect above a vertical depth of 100 metres, the ultimate designed depth of the open pit.

The program consisted of the completion of 3021 m of diamond drilling in 22 holes and 1438 m. of reverse circulation drilling in 18 holes.

Only a limited north-south strike length was tested (125 m), since a high density of intersections at 12.5 m spacings both down-dip and along strike was desired. This density of data was required to confirm variography results.

Six RC holes and five diamond drill holes were also specifically targeted to intersect a series of NE trending gold-bearing structures.

Appropriate assay quality assurance and quality control and check assay programs were implemented and maintained.

Snowden carried out a chain of custody procedure during the course of the drill program. They also collected a number of samples for specific gravity measurements to verify past work. A significant number of samples were taken in the oxide and transition zones.

Samples of felsic dyke and sediments were selected for additional metallurgical test work. This included both high and low-grade mineralization from both oxide and primary environments.  Samples for gravity recovery work were sent to Knelson Concentrators in British Columbia, Canada.

Oriented core measurement techniques were used were feasible during the course of the core logging. Both structural and veining measurements were taken.

A series of samples within 100 metres of surface were taken to confirm and enhance the database with respect to specific gravity measurements. These additional measurements have re-affirmed that the specific gravity of 2.75 used for primary material is valid. Oxide and transition zone material were seen to have somewhat higher specific gravity values than had been used in resource estimates in the past.

In March 2001, The Company commenced a significant drill program. The objective was to complete in-fill drilling of the Main Zone such that a new resource calculation could be formulated that would ultimately be incorporated into a feasibility study. The aim is to bring the deposit to commercial production.

The program consisted of the completion of 5,601 metres of diamond drilling in 40 holes and 6,341 metres in 71 reverse circulation holes. Where possible the diamond drill core was oriented for structural measurements.

Nine diamond drill holes for a total of 370 metres were drilled at wide spacings east of the deposit for geotechnical purposes. They were designed to do initial foundation test work for a proposed processing plant and tailings containment facility. These holes were sampled at one metre intervals with samples being sent to Snowden in South Africa for test work.

One exploration trench was also established, sampled, and mapped to test an area underlain by quartz veins anomalous in gold.

MDM co-ordinated all work with respect to the project.

There are now drill holes at 25 metre spacings both horizontally and vertically to a vertical depth of 100 metres from mine grid 1200S to 1800S. The major NE trending structure located at approximately mine grid 2000S has also been drilled at the same density over a strike length of 425 metres. It should be noted that the NE structure has not been drilled to a vertical depth of 100 metres in most instances.

Five diamond drill holes were located to drill a section from south to north through the main dyke corridor over a strike length of approximately 650 metres. The aim of this phase of the program was to attempt to gain a better understanding of the vein and dyke density and structural relationships. Where possible the core was oriented. These holes penetrated to depths of greater than 100 metres vertically.

Several holes were also established in the hanging wall and footwall of the main dyke corridor in order to further test the strike extent of what are interpreted to be significantly mineralized NE trending structures.

Appropriate quality control and quality assurance measures with respect to assaying of samples was maintained throughout the program. A check assay program was also carried out.

Significant amounts of mineralized core were selected for additional metallurgical work that was carried out by Lakefield Research in South Africa.

6.  Drilling

From 1999 to 2001 diamond drilling and reverse circulation drilling were carried out over a north south strike length of 650 m (Mine Grid 1200S to 1850S) and along a NE trending mineralized zone for a strike length of 400 m.

The principal aim of the 2000 and 2001 programs was to complete in-fill drilling of the proposed open pit area as defined by Snowden in their 1999/2000 study. Drilling was on sections 25 metres apart in a north south direction as well as down dip. Drilling of the NE structure was done on sections 25 metres apart with the RC drill. Diamond drilling was carried out on 9 of the 18 NE sections. Five diamond drill holes were also drilled from south to north within the mineralized dyke corridor in order to determine the frequency of dykes and their overall orientation.

Diamond drill holes were generally designed to intersect the mineralized zones below a vertical depth of 75 metres but no deeper than 100 m. The RC holes were designed to intersect mineralization at depths of between 25 and 100 m.

Diamond drill holes and RC holes were drilled at an azimuth of 270° from Mine Grid co-ordinates 1200S to 1850S. The NE structure was drilled at a consistent azimuth of 325°. The south to north holes were drilled at an azimuth of 0°. These started at Mine Grid 1850S and extended to approximately 1300S.

A total of 8,622 metres of core drilling in 62 holes and 7,779 metres of reverse circulation drilling in 89 holes were completed during this phase of drilling.

Oriented Core Diamond Drilling Program

The core drilling programs were carried out with a Longyear 38 skid-mounted wire-line rig, owned and operated by Boart Longyear. The initial 60 to 90 metres of drilling in each hole were usually completed with HQ core. Once reasonably competent rock was encountered a reduction to NQ sized core was undertaken.

Drill core is stored in steel core boxes, one metre in length that are manufactured at the Nevsun camp. All core is stored at the Nevsun campsite under corrugated metal hangers. Upon completion of each hole a concrete marker with a short length of used drill rod was emplaced to mark the location of the hole. All holes were subsequently surveyed using a laser range finder into WGS84 UTM co-ordinates. Elevations were not recorded.

Two geologists/technicians were assigned to the drill on a 24-hour basis to assure the quality of the orientation spear marks, mark the core reference lines, measure core recoveries and determine RQD measurements. Generally, the effects of surface weathering and subsequent fracturing did not allow for consistent orientation lines on core until a depth of 80 to 100 metres down hole was attained.

The drill core was subsequently transported to the Tabakoto camp where geological logging as well as oriented core structural and vein logging was undertaken by qualified staff.

It should be noted that many of the significantly mineralized zones encountered in the drill holes with azimuths of 270° were too shallow to have oriented core measurements taken. This was due to the inability to make suitable strike marks and piece the fractured core together. No doubt, the north-south fracture zone and intersecting structures that host the bulk of the deposit play a significant roll in rock quality and in the ability to obtain core of suitable quality to enable oriented core measurements.

Structural Measurement and Interpretation

The oriented-core drilling program was successful in confirming the sequence of events and of the nature of the structures controlling the gold mineralization at the Tabakoto Gold Deposit and in depicting the continuity of the mineralization.

Comprehensive measurements of bedding, contact relationships, foliation, fracturing, jointing, brecciation, and faulting were made as part of the oriented core drilling programs on the Tabakoto property. From this information, a sequence of structural events can be interpreted.

The initial structural event was the development of a regional rhigmatic fault system oriented east-west and north-south. In the Tabakoto area, the orientation is north-south. This orientation is the principal structural direction encountered during the current study. On the basis of subsequent isoclinal, en echelon folding along this structure, a left-lateral sense of movement can be inferred for this regional structure.

This regional fault system acted as the conduit for the subsequent intrusion of a series of quartz porphyry dykes. These intrusive bodies were then emplaced into this regional fault system and into the surround flat-lying sedimentary rock units.

The second structural event is the ductile folding of this sequence into a series of north-south isoclinal folds parallel to the regional fault system. This folding is obviously the result of reactivation of the regional fault system, which is expressed as ductile folding in the metasedimentary rocks and the sills. These folds were developed as a series of isoclinal, en echelon folds along the major fault. The original dykes were preserved along the axial part of these folds and are described as corridors. Local brecciation was also developed along the axial strike of these folds.

Following this phase of deformation, a second weaker phase of folding and faulting occurred. Crosscutting faults locally created drag folds associated with this east-west faulting in the southern part of the property. The fold geometry suggests a right-lateral sense of movement characterizing this fault set. Subsidiary faulting trending northeast and northwest were also developed at this time. These fault and fold trends completed the ground preparation of the area for the introduction of mineralizing solutions.

The main gold mineralizing events then took place, utilizing faults and breccia zones as conduits for rising hydrothermal solutions. Gold mineralization was concentrated along the main north-south axis of folding, but also was highly enhanced at the intersection of crosscutting structures where they intersected this trend. One or more phases of gold mineralization occurred along with associated alteration.

Following the cessation of hydrothermal activity, late dykes were emplaced into the succession, and thus were unmineralized. These dykes represent the waning stages of igneous activity in the area.

There is no doubt that the gold mineralization follows the porphyry dyke corridors and generally occurs within the dykes and adjacent metasedimentary rocks. The structural elements that have the greatest influence on the emplacement of significant gold mineralization are the E-W-trending quartz veins and the NW to NNW-trending and southwest-dipping quartz veins. These veins are not restricted to the dykes but do cut across the dyke/sediment contacts in proximity to the dykes. Breccia zones constitute high-grade gold mineralized pods within the dyke corridor as well as hanging wall and footwall lithologies and are the expression of the intersection of irregularly spaced structures. These may be more abundant than previously thought. Additional drilling, away from the main N-S zones, should be completed to investigate the eastward and/or westward continuation of these mineralized cross-structures.

Reverse Circulation Drilling Program

The reverse circulation drilling program was carried out using a truck-mounted, 5 inch diametre, center-sample return, triple-wall tube system Schramm rig, owned and operated by SDS Drilling a division of Boart Longyear Inc. This was fitted with a hydraulic rod carousel and a standard cyclone.

Representative chips were logged on site using a binocular microscope. About 25 to 50 g of the sample was archived in plastic chip trays. The remainder of the sample was discarded. The chip trays are labeled and stored in a locked storage container located at the Nevsun camp.

The drill geologist examined each sample on site and recorded data onto preprinted logging forms. These were subsequently entered into Microsoft Excel template files that can be imported into other database software.

At the end of the program, each hole was surveyed using a laser range finder into WGS84 UTM co-ordinates using the shift peculiar to Malian survey points.

A quality control/quality assurance program was maintained. Appropriate lab duplicates, sample duplicates, and international standards were inserted throughout the sample stream.

It should also be noted that there was evidence of up-hole material (alluvium) contaminating some of the more competent rock at depths of greater than 80 metres. The site geologist noted this contamination, which was usually minor. There are concerns that the assay results from the bottom 20 metres of TRC-348, TRC-349, TRC-350, TRC-351 are reflecting the effects of this contamination. The hematitic nature of this contamination stood out and it was very easy to observe and record.

Geotechnical Drilling

In late 1999 Golder Associates supervised the drilling of 12 HQ triple tube holes for a total of 809 metres. These holes were designed to obtain geotechnical samples in the area of a proposed test pit and ramp access to planned underground development.

In 2001, as part of the final feasibility study being carried out by MDM it was requested that nine vertical holes of limited depth be drilled in a large area being considered for placement of a processing plant and tailings storage facility.

Holes BN-01-01 to 04 were drilled until at least 3 metres of fresh rock were encountered. Holes BN-01-05 to 09 were drilled to a depth of 40 metres. Note that hole BN-01-05 went to a depth of 45 metres. A total of 370 metres of geotechnical drilling were completed for this phase of the work program.

Drilling was carried out with a Longyear 38 skid-mounted wire-line rig, owned and operated by Boart Longyear Inc. All core was HQ (63mm) in diameter and all holes were at -90°.

Drill core was stored in steel core boxes, one metre in length that are manufactured at the Nevsun camp. All core is stored in a secure area at the Nevsun campsite.

Upon completion of each hole, a concrete marker with a short length of used drill rod was emplaced to mark the location of the hole. All holes were subsequently surveyed into WGS84 UTM co-ordinates using a hand-held GPS. Locations are accurate to plus or minus 1-2 metres. Hole BN-01-09’s location was altered since the requested location was in a large mango orchard. Hole BN-01-07’s location was changed slightly, as heavy rains occurred a few hours before drilling, making the site inaccessible.

The drill core was subsequently transported to the Tabakoto camp where geological logging as well as RQD/structural logging was undertaken by qualified staff.

The last 3 metres of fresh rock from holes BN-01-01 to 04 were placed in metal core boxes. The hole number and depth at the beginning and end of the sequence was written on the core with a China marker. These core boxes were subsequently packed in wooden crates for shipment to MDM for geotechnical testing.

The amount spent on exploration in the last two fiscal periods was $1,354,000 for the year ended December 31, 2001 and $3,446,000 for the year ended December 31, 2002.

 7.     Sampling and Analysis

Diamond Drilling

Following the completion of all logging, the marked core was photographed and subsequently cut in half using diamond-bladed rock saws. The core was usually sampled in 1.0 to 1.5 metre intervals and according to lithological intervals. Looking down the core, the right hand side was consistently sampled for assay purposes; where oriented this would be the northern or eastern half of the core. This was done so that if in the future it becomes necessary to relog the oriented core, measurements could be accurately taken. A copy of the core photos is stored in Nevsun’s Toronto office.

Samples were trucked to Abilab Afrique de l’Ouest SARL laboratory in Bamako for assay. The remaining half of the core is retained at the Nevsun core storage area. Pulps and rejects of the assay material are stored in Nevsun-owned containers located at the Abilab site in Bamako.

Blank core was inserted after intervals containing visible gold and after approximately every 25th sample. The assay laboratory was notified on the assay tag inserted in the sample bag that visible gold had been seen in the split interval.

Reverse Circulation Drilling

While drilling, the sample that passed through a conventional cyclone was collected in pails and then passed through a splitter. The sample interval was consistently 2 metres. Approximately 10% of the original sample (2 kg) was obtained after riffle splitting (two-stage SP-2 Porta Splitter). Duplicate samples were routinely taken.

Samples were shipped by Nevsun’s trucks to Abilab Afrique de l’Ouest SARL laboratory in Bamako for assay.

Geotechnical Drilling

MDM requested that 10-15 cm lengths of core be sampled at one metre intervals down each hole. Samples were wrapped first in paper towels, then clear plastic cling-wrap, then a plastic sample bag, and sealed with wrapping tape. The hole number and depth interval were recorded on the outside of the sample bag. A wooden tag with the hole number and sample interval was sealed inside the sample bag.

Samples were subsequently packaged in sturdy wooden crates for shipment to MDM in South Africa. A list of samples was enclosed with the samples.

8. Security of Samples

In 2000, Nevsun contracted Snowden to provide independent sample verification services during a portion of the drilling program.  Snowden arranged to monitor sample collection during a portion of the diamond drilling and to conduct a Chain of Custody exercise in order to independently verify the sampling methods and the presence and tenor of mineralization.  Twenty-four samples were collected and the presence of gold mineralization was confirmed.

On a routine basis, Nevsun maintains control of core and reverse circulation drilling samples from the time of collection to the time of delivery to the assay laboratory.

9.  Mineral Resource and Mineral Reserve Estimates

An updated independent resource estimate was conducted and prepared by Snowden to incorporate new data obtained by the Company in 2000-2001.

The resource at Tabakoto was estimated within six partial block models that were created and stored using GEMCOM software, one each for the primary and oxide portions of the three main domain groups.

Multiple indicator kriging was used to estimate the block grades. Snowden considers this method the most appropriate for the interpolation of the skewed and mixed populations at Tabakoto.  Specifically, the algorithm estimates the probabilities of a grade occurring above incremental cut-off grades and weights the results by the average assay grade within each grade bin to derive the probability weighted block grade. The influence of extreme grades is constrained by using the median grade when weighting the top indicator bin.

The estimated Measured and Indicated resource at Tabakoto, above a cut-off grade of 2.0 g/t, is 8.1 million tonnes grading 5.1 g/t Au.  An additional 2.5 million tonnes of material grading 5.8 g/t (also above a cut-off grade of 2.0 g/t) Au has been classified as Inferred.  The table below summarises the resource by classification category and cut-off grade.

Resource Summary
	Measured			Indicated		Measured and Indicated			Inferred
Cutoff	Tonnage	Au Grade	Au	Tonnage	Au Grade	Au	Tonnage	Au Grade	Au	Tonnage	Au Grade	Au
(g/t)	(t*1000)	(g/t)	(Kg)	(t*1000)	(g/t)	(Kg)	(t*1000)	(g/t)	(Kg)	(t*1000)	(g/t)	(Kg)
10.0	345	15.2	5,253	400	15.3	6,116	746	15.2	11,369	320	16.4	5,245
7.0	713	11.6	8,302	798	11.8	9,404	1,511	11.7	17,706	644	12.2	7,829
5.0	1,292	9.1	11,766	1,453	9.1	13,245	2,746	9.1	25,010	940	10.2	9,584
4.0	1,773	7.8	13,820	1,977	7.9	15,574	3,749	7.8	29,394	1,226	8.8	10,846
3.0	2,540	6.5	16,614	2,681	6.8	18,131	5,221	6.7	34,745	1,639	7.5	12,278
2.0	3,946	5.0	19,841	4,139	5.2	21,665	8,085	5.1	41,505	2,472	5.8	14,392
1.0	6,477	3.7	23,669	6,945	3.7	25,726	13,422	3.7	49,395	3,582	4.4	15,846
0.3	7,671	3.2	24,681	8,922	3.1	27,270	16,593	3.1	51,951	4,912	3.4	16,870
Total	7,727	3.2	24,708	9,071	3.0	27,544	16,799	3.1	52,252	5,108	3.3	16,864

10.  MDM Study

A study was completed in October 2002 by Metallurgical Design and Management (Pty) Ltd (“MDM”) of Johannesburg, South Africa, a company having worldwide project experience in the design and construction of gold plants and associated infrastructure.  The proposed project will consist of an open pit mine, metallurgical plant, tailings dam, waste rock dump, return water dam, water storage dam, stores, camp including administrative and living quarters, and associated infrastructure.  Mine production of 3.182Mt, reaching 650,000 tpa, of ore grading 5.5g/t gold to a depth of 210 metres over 5 years at a 2g/t gold cut-off grade will yield approximately 536,747 ounces of gold at an average waste:ore ratio of 15.2:1 with ore and waste totalling 52 Mt.

A financial model of the open pit 5-year operation indicates that the project is viable at a gold price of US$325/ounce less 3% royalty on sales. The project has an internal rate of return of approximately 35% and 5-year undiscounted cash flow of US$41.9M.

The project risk profile shows that the risks considered are fairly evenly spread. Based upon the evaluation criteria used, process and capital risks are relatively low, and controllable. With the exception of the high load & haul (operating) and gold price (revenue) risk components, the risk profile indicates that the overall project risk is ‘moderate’.

The capital cost associated with the treatment plant, tailings dam and infrastructure, estimated to an accuracy of +/- 10%, is US$M18.9. After capitalising the pre-production pre-strip mining and related costs, the total capital requirement becomes US$23.6M. MDM has estimated the process plant and infrastructure requirements, and costs to an overall accuracy of +/- 10%.

Mine operating costs over the life of the mine are estimated at US$18.91/t ore. Process operating costs are estimated to be US$8.14/t for oxide ore early in the mine life and US$11.71/t for fresh ore thereafter. The total operating cost/t ore to produce gold bullion is US$32.28, equivalent to a cash operating cost of $191 per ounce of gold, or $185 per ounce after adjustment to capitalize pre-strip costs.

Metallurgically, the Tabakoto ores are easy to treat giving high gold recoveries using conventional technologies. Gold recoveries of 94.7% and 96.5% can be expected from the oxide and fresh ores respectively. Reagent consumptions are low resulting in low operating costs for the leach. The fresh ore is hard with a high abrasion index inferring that comminution power, and grinding media and mill wear-part consumption, will be high.

A well constructed tailings dam and the application of good operating and maintenance practices should ensure that acid drainage to the surrounding environment does not occur.

All environmental and social impacts can be mitigated and, with appropriate management actions, no primary environmental impacts should extend beyond the vicinity of the mining site. Overall, environmental risks are reported as being be relatively low and manageable, as experienced in similar mining operations in close proximity to Tabakoto.

The Company, in consultation with Malian Government Departments, will ensure that ownership and permitting, and other legal requirements are complied with.

Snowden, in accordance with the Australian JORC Code, has provided the resource estimate and mining requirements. Metallurgical test-work was by Lakefield Research Laboratories, environmental issues by Digby Wells and Associates, and tailings dam requirements by Environmental, Civil and Mining Projects, all of Johannesburg. The Company provided geological and geo-technical input to the MDM study.

11.  Current Planning / Strategy

The Company is actively engaged in discussions for the arrangement of financing for the Tabakoto development and, subject to financing, plans to be in production in 2004.

Barclay’s Capital (“Barclays”), the investment banking division of Barclays Bank PLC of London, England, was engaged in November 1999, to act as the lead arranger to provide advisory services in relation to the financing and development of the Tabakoto project.  As an appointment fee the Company issued to Barclays a warrant for 500,000 common shares of the Company exercisable at $1.00 per share until one year after commencement of commercial production. The arrangement also provides for a success fee, which varies with the size of the finance arrangements for the development of the Tabakoto project.

It is anticipated that financing for all aspects of the Tabakoto project should be completed during the second quarter of 2003.

The further review and likely addition of the Segala deposit should only enhance the viability of the mine.

Additional exploration drilling is planned during 2003 on the various exploration targets within the Tabakoto licensed area that are outside of the current mine plan.

3.1      Segala, Mali

The technical disclosure in this AIF with respect to the Segala Property has not been supported by a technical report prepared in accordance with National Instrument 43-101.  The technical report is being prepared by a qualified person as defined under National Instrument 43-101 and it will be available on SEDAR (www.sedar.com) on or before May 20, 2003.  Readers are advised to refer to that technical report when it is filed.

1. Property Description and Location

The Segala exploitation permit covers an area of approximately 23 square kilometres, with a southern boundary that is contiguous to the Tabakoto property, UTM coordinates 261000E and 1436800N. The permitted area is located 20 km north from the government administrative center of Kéniéba in western Mali.

In July 2002 the Company completed the acquisition of an 80% interest in the Segala property as more particularly described in Section 2.2 of this AIF.

Segala is comprised of five zones, the Segala Main Zone, Segala Northwest Zone, Far Northwest Zone, Moralia Zone and Dar Salam Zone.

2. Accessibility, Climate, Local Resources, Infrastructure and Physiology

Access to a 700-metre long laterite airstrip at Kéniéba is by fixed-wing aircraft from Bamako, 360 km to the east. There are no scheduled flights into this small, unequipped airstrip. Charter aircraft are available from Bamako but outgoing loads from Kenieba are restricted due to insufficient runway length.

Kéniéba is also accessible by laterite road (Route Nationale #3) from the rail terminal at Kayes, which connects to the port city of Dakar in Sénégal 685 km to the west and the capital Bamako, to the east. From Kayes, the road is in very good condition up to Sadiola (60 km); however, for the remaining 140 km to Segala the road is in poor condition and a four-wheel-drive vehicle is recommended, especially in the rainy season. An all-weather laterite access road branches west for 1.2 km from the Route Nationale, south of the village of Tabakoto, to the present Nevsun campsite. A variety of dirt and laterite roads crosscut the permits and allows access to virtually all areas of the property.

The road to Bamako has been recently upgraded in a number of places and the journey takes approximately 9 to 10 hours to complete. Unfortunately, since these upgrades have taken place there have been no improvements or maintenance carried out and the road has declined in quality quite significantly. The road from Segala to Manateli takes approximately 3 hours to travel in the dry season and 4 hours during the rainy season. Towards the end of the rainy season, this road is often not passable. For the most part this is a dirt track with few upgrades. Bridges do, however, span the major watercourses.

The Segala camp, constructed by Oliver Gold, is located 6.0 km north of the village of Tabakoto. Access is via a dirt track. One creek has been bridged. The Segala Main Zone is located to the west of the Segala camp site. It can be accessed via a dirt road. Other dirt roads have been established to access the NW Zone, Far NW Zone, the Moralia Zone and the Dar Salam Zone.

The landscape at Segala is generally flat and gently undulating but is dominated by the Tambaoura sandstone cliffs which extend in a north-south orientation and border the area on the eastern side.  Artificial disturbances of the topography are prevalent where artisanal miners have excavated holes up to 20 m deep over a large area in the vicinity of the Segala Main and NW Zones.

The climate in the Kenieba district is tropical with only two seasons: a rainy season from June to October and a dry season from November to May.

The average temperature range in western Mali is between 18 and 43°C.  During the hottest portion of the summer months, temperatures vary between 25 and 43°C.  In the winter months of December and January, the temperature ranges between 18 and 35°C.  The wet season generally moderates the average temperature.

The precipitation estimate was taken from data at Kayes, about 170 km north of Segala. It indicates that the wet season commences sometime during June and subsides in October.

Average annual rainfall is estimated at between 750 and 1000 mm/a.  During the rainy season, days per month with measurable precipitation can exceed 18-20 and peak rainfall can exceed 75 mm/d.

The average wind speeds in western Mali range from 6 to 12 km/hr. The prevailing winds are the trades that change direction between the wet and dry seasons. During the wet season they generally blow from the west southwest to east northeast, and in the dry season they blow from the opposite direction.

An automatic weather station has been installed at Nevsun’s Tabakoto camp and has been continuously recording data for the past 3 years. It is also understood that weather data has been hand recorded for the town of Kenieba for a significant length of time.

The Kenieba district is at an elevation of 120 metres above sea level. Low rolling peneplained plateaus cut by moderately well developed drainage systems cover most of the property. Rising above the plateaus in some areas are long ridges capped by hard ferruginous laterite crusts (cuirrasse) that extend for several kilometres. Immediately to the east of the property there is the prominent west facing Tambaoura escarpment formed by sandstone cliffs which rise to over 350 metres elevation. The district of Kenieba is largely vegetated by tall grass and wooded savannah. Abundant seasonal streams criss-crosses the area and flow southward into the Doundi River and thence westward into the Falémé River that forms the Mali-Senegal border.

Land use consists of subsistence farming and grazing of domestic animals. Crops usually consist of maze, millet, rice, peanuts and melons. Domestic animals consisting of sheep, goats or cattle graze the largely grass covered areas.

3. History

Nevsun is in the process of having a technical report prepared on the Segala property which will include a property history.

4. Geological Setting

Regional Geology : West Africa

See section 3.2 item 4 of this Annual Information Form.

Regional Geology : Mali

See section 3.2 item 4 of this Annual Information Form.

Local and Deposit Geology

The Segala property is underlain by a sequence of Birimian aged metasediments that have subsequently been intruded by meter scale felsic and intermediate porphoritic dykes and larger granitic bodies. Mafic dykes, lamprophyric dykes, as well as kimberlite and later diabase dykes are also present.

The Segala Main zone is considered to be structurally controlled alteration and mineralization system that is hosted by the core of an isoclinal anticline whose axial trace trends ESE (approx. 110º) and dips steeply to the south at about -80º. The anticline is made up of somewhat deformed and altered metasediments (greywackes and argillites) that display variable intensities of alteration of chlorite, carbonate, sericite and silica. A series of quartz stringers and veins intrude this package.

Gold mineralization is associated with later narrow iron carbonate-quartz veins and stringers that intrude the silicified and carbonatized sediments. The veins and stringers usually display somewhat bleached selvages containing coarse to fine grained arsenopyrite crystals and finer disseminated to patchy pyrite (pyrite is also seen to replace arsenopyrite). Many of these stringers and veins are seen to be parallel to local foliation but there are others that are believed to be oriented northeast-southwest as well as north south. To a significantly lesser degree gold is also associated with fractured felsic and intermediate feldspar porphyry dykes. Mineralization appears to plunge steeply to the east.

The Main Zone has been defined over a strike length of at least 600 meters and attains widths of up to 40 meters. Higher grade gold zones occur within the mineralized envelope.

The Northwest Zone located to the north and west of the Main Zone does not display the degree of alteration that is seen in the Main Zone. Consequently, the depth of oxidation is in the order of 40-60m as opposed to the Main Zone which has depths of oxidation ranging from 5.0 in the east to 25m in the west. The degree of iron carbonate and sericite alteration is significantly less and the mineralization associated with quartz veining is more subtle. Quartz veining and stringers are interpreted to trend both northeast southwest and east west. The strike of the Northwest Zone appears to be parallel to the Main Zone. Northeast striking structures are suspected to play a significant role in emplacement of gold. Graphitic/carbonaceous zones are noted to carry some gold values.

5. Exploration

In 2002 The Company undertook to:

1) re-establish the line grid over a significant portion of the Segala property and accurately tie this into the UTM survey system such that data could be exchanged between the Tabakoto and Segala properties,

2) complete a limited amount of geophysical surveying in the form of IP/resistivity and magnetometer work over the Main and Northwest Zones and compile this surveying into past work,

3) complete detailed geological mapping from east of the Main Zone to the western property boundary and regional scale mapping in the area of the Moralia Zone,

4) complete a limited amount of soil geochemical sampling in the Moralia and Dar Salam areas to confirm results produced by past operators.

IP/resistivity surveys were completed over the Main and Northwest Zones. They produce a chargeability response but it is secondary in strength to a relatively strong northeast trending chargeability response immediately to the south of the Main Zone.  It is strongly suspected that the majority of chargeability anomalies, especially those with coincident resistivity “lows”are caused by graphitic horizons.

The magnetometer work defined the edge of the Yatia and Segala granites. The only other anomalous magnetic signatures of note is a northeast trending response cutting through the middle of the Main Zone that is caused by a late diabase dyke. There appears to be 100-150 meters of left hand fault movement associated with this dyke.

Detailed geological mapping clearly outlined areas of intense local artisan workings and allowed for interpretation of the orientation of underlying gold mineralization. It was determined that the majority of the area is underlain by metasediments varying between argillites and greywackes. A variety of dykes ranging from ultramafic (lamprophyre) to felsic were observed. They generally trend either parallel to local stratigraphy (WNW) or northeast.

For the most part the contact with the Yatia granite is hidden under overburden. The contact with the southern Segala granite is better defined due to extensive past shallowmining operations that took place on the northeast trending Christmas Zone that is hosted by the Segala granite.

At Moralia it was determined that there is very little exposure except for granites that have a similar composition to the Yatia and Segala granites. Other interpretive work can be done in areas of intense local artisan activity where spoil pile remnants can be seen. Additional mapping is required at a larger scale to determine overall mineralizing directions from correlating artisanal workings.

Soil geochemical work verified results obtained by Oliver Gold in 1996. The orientation of anomalies and contrasts in values of gold and arsenic were similar to those received in 1996.

Two short lines taken over the Dar Salam area were used to verify past results and stitch a number of soil surveys together from past work such that a common base was established for plotting purposes.

6. Mineralization

Segala Main Zone

Gold mineralization at the Segala Main Zone is hosted by silicified and iron carbonated metasediments that usually exhibit a distinct foliation. Minor pyrite and arsenopyrite (as well as pyrite replacing arsenopyrite) is usually aligned in the foliation plane. It is interpreted that this large iron carbonate envelope is a relatively early alteration event. Subsequent sericite alteration obliterates the iron carbonate alteration giving the core a distinct yellow sericite alteration colour. Later quartz veins and stringers usually no more than a few centimetres thick intrude the more competent sericitic sections. Some of the quartz has fine visible gold associated. Haloes of fine needles of arsenopyrite or pyrite replacing arsenopyrite can be seen within a few centimetres of the quartz veins/stringers. The mineralized zones can be tens of meters thick are steeply south dipping and are believed to steeply plunge to the east.

Segala Northwest Zone

Mineralization at the Segala Northwest Zone is similar in style to that of the Main Zone except that the degree of silicification is significantly less as the level of oxidation is considerably deeper at the NW Zone. The iron carbonate envelope with its associated sulphides in the foliation plane is also not present. The main style of mineralization is gold associated with quartz veins and stringers, usually no more than a few centimetres thick. The quartz often has a halo of disseminated arsenopyrite or pyrite replacing arsenopyrite in the walls of the vein/stringer.

Far Northwest Zone

Gold mineralization at the Far Northwest zone is interpreted to be very similar to that at the NW Zone. Visible gold and minor sulphides (<1%) of pyrite and/or arsenopyrite are associated with quartz carbonate stringers and veins. There are usually haloes of disseminated arsenopyrite surrounding the quartz veins/stringers.

Moralia Zone

Limited drilling at Moralia has revealed gold mineralization associated with minor quartz vein and stringers usually with minor pyrite and/or arsenopyrite associated. These are hosted by metasediments. Strike, dip and plunge of any system have yet to be determined.

Dar Salam Zone

Mineralization at the Dar Salam Zone is similar to that seen at Tabakoto. Minor quartz veins with pyrite and/or arsenopyrite associated with felsic and/or intermediate dykes is typical. Cross structures within silicified metasediments are also seen to carry significant gold values in places.

7. Drilling

Main Zone

A total of 24 diamond drill holes (4,421 meters) were collared at the Segala Main Zone in 2002. CMC had previously collared 4 holes on the Main Zone in 1994. Oliver Gold completed additional holes from 1995 to 1997 and Managem completed 3 more holes in 2003. The Main Zone has now been defined over a strike length of 600 meters and to a depth of over 350 meters. Drill sections are a minimum of 25 meters apart.

A total of 21 RC holes for a total of 1,980 meters were put down on the Main Zone at Segala in 2002. These targeted the shallower mineralized zones and complimented RC work completed by Oliver Gold in 1996.

One water well at the west end of the Main Zone was established in order to have a proximal source of water to supply the diamond drilling program. The RC drill was used to establish this well.

Assay results from the diamond and reverse circulation (RC) drill holes from the Segala Main Zone are listed below. SRC-349 to SRC-354 tested the margins of the deposit and encountered no significant mineralization. Holes numbered SRC-368 and SRC-369 were drilled into a fault zone and post-mineralized cross structure.

Diamond Drill              Interval            Core Length                    Grade           CoreLength               Grade
Hole #                From (m)                To                  (m)            g/tonneAu                  (ft)          Oz/ton Au

S-105	108.3	-	141.0	32.7	1.01	105.29	0.03
S-105	218.5	-	223.5	5.0	2.27	16.10	0.07
S-106	160.0	-	167.5	7.5	1.59	56.35	0.05
S-107	20.5	-	32.5	12.0	2.56	108.32	0.07
S-107	109.0	-	112.0	3.0	4.07	9.66	0.12
S-107	122.5	-	128.5	6.0	2.31	19.92	0.07
S-108	93.0	-	110.5	17.5	2.11	56.35	0.06
S-109	94.0	-	97.0	3.0	5.58	9.66	0.16
S-109	103.5	-	111.0	7.5	5.45	24.15	0.16
S-111	200.5	-	215.5	15.0	4.59	48.30	0.13
S-111	229.0	-	232.0	3.0	73.16	9.66	2.14
S-112	101.5	-	109.0	7.5	2.64	24.15	0.08
S-112	115.0	-	131.0	16.0	2.03	51.52	0.06
S-113	155.5	-	187.0	31.5	2.10	101.43	0.06
incl.	155.5	-	161.5	6.0	4.10	19.32	0.12
incl.	176.5	-	179.5	3.0	5.74	9.66	0.17
S-115	97.0	-	119.5	22.5	5.99	72.45	0.18
incl.	101.5	-	109.0	7.5	10.17	24.15	0.30
S-116	119.5	-	133.0	13.5	5.35	43.47	0.16
incl.	121.0	-	125.5	4.5	12.36	14.49	0.36
S-117	107.5	-	128.5	21.0	3.57	67.62	0.10
S-117	152.5	-	155.5	3.0	396.40	9.66	11.6
S-118	97.0	-	106.0	9.0	2.65	28.98	0.08
S-118	109.6	-	118.0	8.4	2.33	27.05	0.07
S-119	136.5	-	139.5	3.0	4.11	9.66	0.12
S-119	160.0	-	188.5	28.5	6.71	91.77	0.20
incl.	168.6	-	175.0	6.4	20.74	20.6	0.61
S-119	205.0	-	208.0	3.0	20.90	9.66	0.61
S-120	55.0	-	86.5	31.5	7.46	101.43	0.22
incl.	67.0	-	77.5	10.5	18.43	33.81	0.54
S-121	156.5	-	186.5	30.0	5.79	96.60	0.17
incl.	159.5	-	168.5	9.0	11.29	28.98	0.33
S-123	134.5	-	178.0	43.5	3.81	140.07	0.12
S-124	175.0	-	190.7	15.7	3.53	50.55	0.10
S-124	194.0	-	198.9	4.9	10.80	15.78	0.32
S-125	77.3	-	99.8	22.5	1.76	71.48	0.05
incl.	92.5	-	97.0	4.5	4.35	14.49	0.13
S-126	53.5	-	55.0	1.5	10.26	4.83	0.30
S-126	61.0	-	70.2	9.2	5.60	29.62	0.16
S-127	38.1	-	46.9	8.8	1.23	28.34	0.04
S-127	68.5	-	82.0	13.5	2.36	43.47	0.14

RC Drill              Interval                                  Core Length        Grade           CoreLength               Grade
Hole #                From (m)                To                  (m)            g/tonneAu                  (ft)          Oz/ton Au

SRC-355	76.50	-	82.50	6.00	1.38	19.32	0.04
SRC-356	12.00	-	39.00	27.00	2.18	86.94	0.06
incl	21.00	-	30.00	9.00	4.09	28.98	0.12
SRC-357	48.00	-	72.00	24.00	4.51	77.28	0.13
incl	58.50	-	61.50	3.00	25.62	9.66	0.75
SRC-358	12.00	-	19.50	7.50	2.06	24.15	0.06
SRC-359	22.50	-	45.00	22.50	4.03	72.45	0.12
incl	34.50	-	40.50	6.00	9.81	19.32	0.29
SRC-359	49.50	-	52.50	3.00	4.82	9.66	0.14
SRC-360	40.50	-	45.00	4.50	4.77	14.49	0.14
SRC-361	22.50	-	31.50	9.00	2.01	28.98	0.06
SRC-361	42.00	-	48.00	6.00	8.23	19.32	0.24
SRC-362	13.50	-	18.00	4.50	2.25	14.49	0.07
SRC-362	42.00	-	78.00	36.00	2.60	115.92	0.07
incl.	55.50	-	58.50	3.00	6.84	9.66	0.2
incl.	63.00	-	66.00	3.00	7.51	9.66	0.22
incl.	70.50	-	73.50	3.00	9.39	9.66	0.27
SRC-364	42.00	-	72.00	30.00	10.44	96.60	0.31
incl.	49.50	-	60.00	10.50	26.10	33.81	0.76
SRC-365	31.50	-	45.00	13.50	6.37	43.47	0.19
incl.	34.50	-	40.50	6.00	10.97	19.32	0.32
SRC-365	51.00	-	61.50	10.50	2.68	33.81	0.08
SRC-366	25.50	-	35.00	10.50	4.82	33.81	0.14
incl.	27.00	-	34.50	7.50	5.89	24.15	0.17
SRC-367	36.00	-	78.00	42.00	4.66	135.24	0.14
incl.	48.00	-	52.50	4.50	8.20	14.49	0.24
incl.	66.00	-	69.00	3.00	33.86	9.66	0.99
SRC-370	88.50	-	106.50	18.00	1.51	59.57	0.04

Northwest Zone

A total of 22 diamond drill holes for a total of 4,000 meters were collared at the Northwest Zone in 2002. Previous drilling had been completed by Oliver Gold in 1995-97. A total of 35 diamond drill holes have now tested the Northwest Zone with drill sections varying between 25 and 50 meters apart. The zone has been tested to a vertical depth of  at least 250 meters.

Two reverse circulation drill holes were put down in the vicinity of the Northwest Zone. Past  RC drilling in 1996 had adequately defined the shallow portion of this zone. The following table summarizes assay results from the 2002 drilling program.

 Drill                   Interval                             Core Length         Grade           CoreLength               Grade
Hole #                From (m)                To               (m)            g/tonneAu                  (ft)          Oz/ton Au

SRC-363	6.00	9.00	3.00	3.41	4.83	0.20
and	73.50	76.50	3.00	2.88	4.83	0.17
S-128	119.50	120.80	1.30	8.28	4.19	0.24
S-129	172.00	182.50	10.50	1.85	33.81	0.05
Incl.	175.00	179.50	4.50	3.46	14.49	0.10
S-130	113.50	119.50	6.00	2.26	19.32	0.07
S-131	164.53	176.40	11.87	4.51	38.22	0.13
Incl.	169.40	170.60	1.20	10.88	3.86	0.32
Incl.	175.50	176.40	0.90	23.59	2.90	0.69
S-136	91.00	94.00	3.00	1.59	9.66	0.05
S-137	166.00	169.00	3.00	3.32	9.66	0.09
and	185.50	198.50	13.5	1.93	43.47	0.06
S-140	55.00	58.00	3.00	4.54	9.66	0.13
and	124.92	126.50	1.58	3.49	5.09	0.10
and	134.50	157.00	22.50	1.30	72.45	0.04
and	161.50	164.50	3.00	3.04	9.66	0.09
S-143	124.00	166.00	42.00	1.81	135.20	0.05
Incl.	124.00	136.00	12.00	3.43	38.64	0.10
S-146	87.00	93.00	6.00	1.20	19.32	0.04
and	128.50	131.50	3.00	4.00	9.66	0.12
and	140.50	179.50	39.00	2.33	125.58	0.07
Incl.	151.00	155.50	4.50	12.92	14.49	0.38
and incl.	169.00	172.00	3.00	10.18	9.66	0.30
S-148	38.50	46.00	7.50	1.62	24.15	0.05
and	67.00	71.50	4.50	3.47	14.49	0.10
S-152	56.50	62.50	6.00	3.14	19.32	0.09
S-154A	128.50	133.00	4.50	2.66	14.49	0.08
S-156	86.50	89.50	3.00	1.83	9.66	0.05
S-158	14.50	20.50	6.0	1.43	19.32	0.04
S-160	22.00	25.00	3.00	7.40	4.83	0.43
and	83.50	86.50	3.00	2.20	9.66	0.06

 Drill                   Interval                             Core Length         Grade           CoreLength               Grade
Hole #                From (m)                To               (m)            g/tonneAu                  (ft)          Oz/ton Au

S-160	128.50	136.00	7.50	3.94	24.15	0.12
and	157.00	163.00	6.00	1.16	19.32	0.03
S-162	10.00	13.00	3.00	2.06	9.66	0.06
and	14.50	19.00	4.50	2.00	14.49	0.06
and	47.50	50.50	3.00	2.70	9.66	0.08
and	56.50	59.50	3.00	3.04	4.85	0.17
and	106.00	110.50	4.50	1.02	14.49	0.03
and	122.50	125.50	3.00	2.12	9.66	0.06
and	151.00	161.50	10.50	1.31	33.81	0.04
S-165	55.00	59.50	4.50	2.37	14.49	0.07
S-166	175.00	184.00	9.00	1.22	28.98	0.04

Far Northwest Zone

Semafo/Managem drill tested a 600 meter strike length of area of intense artisan workings, located at the very northwest corner of the property in 2000 by completing 3 diamond drill holes and 17 reverse circulation drill holes. Nevsun obtained collar, survey and assay data from Semafo but found it difficult to relate the locations to actual positions on the ground. Ultimately, several old drill collars were found and the actual drill locations according to UTM co-ordinates have been determined. It has been determined that at least 4 of the holes were drilled to the west of the Segala permit boundary

Based on past drilling, geological mapping, soil geochemistry and geophysical data as well as extensive local artisan mining activity, Nevsun elected to drill 4 diamond drill holes and 17 reverse circulation drill holes to determine if significant gold mineralization underlay the area. An additional 3 diamond drill holes tested beneath another area of artisan workings located 450 meters southwest of the Far Northwest Zone. The Far Northwest Zone was tested over a 400 meter strike length in 2002.

This zone is located approximately 350 metres to the northwest of the Segala NW Zone. The holes listed below, which include previous holes drilled by Managem, are over a strike length of 300 metres and to a vertical depth of less than 100 metres.

It should be noted that drill hole S-136 encountered two zones of underground workings indicating a mineralized zone has been previously mined by local artisans. It should also be noted that the long mineralized intersection encountered in hole SRC-374 is on the most westerly section drilled and thus this new zone is still open to the west.

 Drill                   Interval                                   Core Length         Grade           CoreLength          Grade
Hole #                From (m)                To                  (m)            g/tonneAu                  (ft)          Oz/ton Au

S-134	58.70	61.50	3.80	76.68	12.23	2.24
incl	59.30	60.90	1.60	181.39	5.15	5.30
S-136	92.50	94.00	1.50	3.03	4.83	0.09
S-142	106.00	107.50	1.50	20.29	4.83	0.59
SRC-373	66.00	75.00	9.00	1.99	28.98	0.06
and	79.50	82.50	3.00	2.27	9.66	0.07
SRC-374	1.50	28.50	27.00	2.07	86.94	0.06
incl	18.00	19.50	1.50	8.72	4.83	0.25
SRC-379	40.50	42.00	1.50	2.08	4.83	0.06
SRC-381	55.50	57.00	1.50	4.68	4.83	0.14
SRC-382	76.50	79.50	3.00	2.35	9.66	0.07
and	81.00	84.00	3.00	1.58	9.66	0.05
SRC-383	78.00	79.50	1.50	6.36	4.83	0.19
SRC-384	64.50	67.50	3.00	2.79	9.66	0.08
SRC-385	39.00	40.50	1.50	2.58	4.83	0.08
Managem Drill Holes, 2000
SR00-03	67.00	72.00	5.00	1.66	16.10	0.05
SR00-04	61.00	77.00	16.0	2.55	51.52	0.07
SR00-11	53.00	63.00	10.0	1.04	32.2	0.03
SR00-12	44.00	47.00	3.0	16.54	9.66	0.48
and	58.00	72.00	14.0	1.63	45.08	0.05
and	76.00	84.00	8.0	3.72	25.76	0.11
SR00-13	50.00	53.00	3.0	9.46	9.66	0.28
SR00-14	37.00	39.00	2.0	2.95	6.44	0.09
SR00-15	43.00	48.00	5.0	9.28	16.1	0.27
and	90.00	93.00	3.0	1.97	9.66	0.06

Moralia Zone

In order to further test drill intersections defined by Oliver Gold during their 18 hole 1996 reverse circulation drill program, Nevsun elected to collar 6 diamond drill holes in the Moralia area. This area has extensive evidence of present and past local artisan mining activity over a wide area. Past soil surveys by Oliver Gold had defined significant anomalous gold and arsenic trends that appeared to have a distinct 55 degree trend.

 Drill                   Interval                                     Core Length         Grade       CoreLength        Grade
Hole #                From (m)                To                  (m)              g/tonneAu            (ft)          Oz/ton Au

S-144	64.00	67.00	3.00	7.11	9.66	0.21
incl	65.50	67.00	1.50	11.77	4.83	0.34
S-145	58.80	62.60	3.80	2.13	12.24	0.06
S-149	147.00	154.00	7.00	1.94	22.54	0.06
incl	150.70	152.00	1.30	4.20	4.19	0.12
S-151	129.00	129.60	0.60	2.24	1.93	0.06
SRC-412	9.00	34.50	25.50	0.75	82.11	0.02
SRC-413	42.00	55.50	13.50	0.70	43.47	0.02

It should be noted that the 2 reverse circulation holes defined a zone of broad, but low grade    mineralization that requires further work to define its limits and direction.

Past drilling by previous operators had intersected the following:

 Drill                   Interval                                Core Length         Grade          oreLength       Grade
Hole #                From (m)                To               (m)            g/tonneAu              (ft)          Oz/ton Au

MR96-3	50.00	52.00	2.00	5.06	6.44	0.15
MR96-5	48.00	50.00	2.00	26.40	6.44	0.77
MR96-7	10.00	24.00	14.00	0.84	45.08	0.02
MR96-11	18.00	24.00	6.00	2.66	19.32	078
and	40.00	48.00	8.00	1.53	25.76	0.04
and	64.00	70.00	6.00	5.94	19.32	0.17

Dar Salam Zone

In 1995 Oliver Gold drilled 7 diamond drill holes in the Dar Salam area.

In 1996 a further 21 reverse circulation drill holes and 15 diamond drill holes were established along a significant north south strike length.

Three trenches were established in 1997.

In 2000 Managem drilled a further 3 diamond drill holes very close to the Nevsun northern boundary in an attempt to further define gold mineralization intersected in past drilling as well as test under local artisan mine surface workings.

During Nevsun’s examination of core from past drilling at Dar Salam a number of core samples were split and sent for assay. The most notable results from this work included extending a mineralized zone in hole DD-96-26 to 33.2 meters averaging 4.1g/t Au.

Nevsun subsequently drilled an additional 6 diamond drill holes and 7 reverse circulation drill holes in 2002.

The results listed below include Nevsun’s recent drilling and past drilling by Oliver Gold. These drill holes cover a strike length of 300 metres and intersect to within a vertical depth of less than 100 metres. Additional drilling is required to further improve the geological model and provide additional data for an independent resource calculation for the Dar Salam Zone.

 Drill                   Interval                                   Core Length         Grade           CoreLength       Grade
Hole #                From (m)                To                 (m)            g/tonneAu                  (ft)        Oz/ton Au

SRC-401	51.00	52.50	1.50	1.96	4.83	0.06
SRC-402	52.50	54.00	1.50	11.45	4.83	0.33
S-155	113.00	117.00	4.00	2.92	12.88	0.09
incl	116.00	117.00	1.00	5.32	3.22	0.16
and	123.50	124.50	1.00	4.22	3.22	0.12
S-157	137.50	138.40	1.90	2.09	6.11	0.06
S-159	107.80	109.00	1.20	1.87	3.86	0.05
Oliver Gold Drill Holes 1996
DD96-26	119.50	152.70	33.20	4.11	106.90	0.12
Incl.	119.50	123.50	4.00	27.69	12.88	0.81
DD96-27	150.00	155.60	5.60	1.15	18.03	0.03
DR96-3	72.00	78.00	6.00	2.97	19.32	0.09
DR96-4	12.00	44.00	32.00	10.94	103.04	0.32
incl	14.0	24.0	10.0	7.71	32.20	0.23
incl	42.0	44.0	2.0	133.40	6.44	3.90

8. Sampling and Analysis

Following the completion of all logging, the marked core was photographed and subsequently cut in half using diamond-bladed rock saws. The core was usually sampled in 1.0 to 1.5 metre intervals and according to lithological intervals. Looking down the core, the right hand side was consistently sampled for assay purposes; where oriented this would be the eastern half of the core. This was done so that if in the future it becomes necessary to relog the oriented core, measurements could be accurately taken. A copy of the core photos is stored on CD. The remaining half of the core is retained at the Nevsun core storage area.

Blank core was inserted after intervals containing visible gold and after approximately every 25th sample. The assay laboratory was notified on the assay tag inserted in the sample bag that visible gold had been seen in the split interval. A sequence of duplicates and certified standards were also included in the sample stream. A more detailed description of this process is included in the Quality assurance, quality control section of this report.

The reverse circulation drilling program was carried out using a truck-mounted, 5 inch diameter, center-sample return, triple-wall tube system D40K rig, owned and operated by SDS Drilling a division of Boart Longyear Inc. This was fitted with a standard cyclone.

While drilling, the sample that passed through a conventional cyclone was collected in pails and then passed through a splitter. The sample interval was consistently 1.5 metres. Approximately 10% of the original sample (2 kg) was obtained after riffle splitting (two-stage SP-2 Porta Splitter). Duplicate samples were routinely taken.

Representative chips were logged on site using a binocular microscope. About 25 to 50 g of the sample was archived in plastic chip trays. The remainder of the sample was discarded. The chip trays are labeled and stored in a locked storage container located at the Tabakoto camp.

The drill geologist examined each sample on site and recorded data onto pre-printed logging forms. These were subsequently entered into Microsoft Excel template files that can be imported into other database software.

At the end of the program, each hole was surveyed using a laser range finder into WGS84 UTM co-ordinates using the shift peculiar to Malian survey points.

A quality control/quality assurance program was maintained. Appropriate lab duplicates, sample duplicates, and international standards were inserted throughout the sample stream.

Samples were shipped by Abilab’s and private trucks to Abilab Afrique de l’Ouest SARL laboratory in Bamako for assay. Analysis for gold was done using fire assay with atomic absorption or gravimetric finish.  Pulps and rejects of the assay material are stored in Nevsun-owned containers located at the Abilab site in Bamako.

9. Security of Samples

The procedures established for Segala are the same as those described for Tabakoto in Section 3.2 of this AIF, item 8 “Security of Samples”.

10. Mineral Resources and Mineral Reserve Estimates

Snowden Mining Industry Consultants have been retained by the Company to complete a revised resource estimate based on past drilling and drilling completed in the last quarter of 2002. A Snowden representative responsible for completing the resource estimate visited the property in early November 2002 in order to gain an appreciation for the various aspects of the property and the ongoing drilling program. He also reviewed sampling and logging techniques and toured Abilabs assay facilities in Bamako.

Once all assay results were obtained from the 2002 drill program the Company proceeded to generate plans and sections for both the Main Zone and the Northwest Zone using Gemcom software. Block models and wire frames of individual mineralized zones were formulated and ultimately forwarded to Snowden for subsequent resource estimation work. It is anticipated that the resource estimate for both zones will be available in the latter part of the first quarter of 2003.

3.4      Other Active Properties

The Company is also active on exploration properties located in Eritrea in the north-eastern portion of Africa.

During the past year the Company has concentrated its efforts on its principal properties in Mali however has also carried out a limited drill program on its property interests in Eritrea. Results on this program have been received and made public by news release in January 2003. As a consequence of encouraging preliminary results a further exploration program is in process during the first quarter of 2003.

ITEM 4.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1

Consolidated Financial Information

The following table sets forth selected consolidated financial information of the Company at December 31, 2002 and each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the Audited Consolidated Financial Statements of the Company incorporated by reference in this Annual Information Form.

4.2

Annual Information

     Fiscal Years Ended (audited)

	December 31, 2002	December 31, 2001	December 31, 2000
(a) Revenue		$ 115,381	$ 54,774	$ 152,670
(b) Loss for the year		$ 1,283,912	$ 1,949,881	$ 2,389,571
(c) Loss per share
(Basic & Fully Diluted)		$ 0.03	$ 0.08	$ 0.09
(d) Total assets		$ 45,733,487	$ 25,982,120	$ 26,807,848
(e) Total long term debt		$ 2,942,965	$ 0	$ 0
(f) Total cash, exploration and acquisition expenditures		$ 5,318,114	$ 1,790,239	$ 1,235,336

4.3

Dividends

The Company has not paid any dividends since incorporation and dividends are not expected to be paid by the Company in the foreseeable future.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors that the directors may deem appropriate at the time.

ITEM 5.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.1

General

The following discussion of the results of operations of the Company for the last fiscal year, and in comparison to the prior year, should be read in conjunction with the financial statements of the Company and notes thereto.

Analysis of Financial Condition

In summary, the Company’s financial condition has dramatically improved over the past year. The Company closed its most recent year end with liquid working capital of $3.2 million, as compared to a working capital deficiency of $1.1 million a year earlier, after having raised equity funds of approximately $11 million during the year and expended cash of $1.2 million on property acquisitions, $4.1 million on property exploration, $1.1 million on debt repayment and $0.7 million on other corporate operations. Management believe the dramatic improvement is a result of three factors (1) improvement in the world gold markets; (2) the advancement and confirmation of the quality of the Company’s principle resource property and (3) confidence in management to fulfill its goal to bring the Tabakoto project into production. In February 2003 the Company announced a brokered private placement  for the issue of 5,500,000 common shares of the Company at CDN$3.10 for gross proceeds of CDN$17,050,000.

The loss for the year ended December 31, 2002 was $1,283,912 (2001 - $1,949,881), which included property and equipment write downs of $647,083 (2001-$1,564,520), further details of which can be found in note 3 of the consolidated financial statements.  Before write downs, the loss in 2002 was $636,829  (2001-$385,361). With the rebound in the price of gold in 2002 and the corresponding increased funding and operating activities, the Company’s infrastructure costs have increased, particularly in the later part of 2002.

Significant Events

During 2002 the Company had four significant accomplishments that can be summarized as (1) the acquisition of properties adjacent to its Tabakoto project, including the Segala property; (2) closing of four separate private placements to allow for the property acquisitions and advancement on its properties; (3) completion of a positive study on the Tabakoto mine project and (4) completion of a significant exploration program on its Tabakoto and Segala resource projects. The Company completed the acquisition of the Segala property that is contiguous to Tabakoto and that is also subject to its own mining license. The acquisition was in the form of cash and shares paid and to be paid over the next three years. Complete description of the acquisition can be found in the notes to financial statements. Subsequent to its acquisition the Company commenced an extensive exploration program in late 2002 and after further evaluation of those results the Company plans to advance the Segala project by way of a separate feasibility study. The addition of the Segala resource in such close proximity to the Tabakoto mine project further enhances the value and long-term viability of Tabakoto.

The issue of equity for cash of $11 million, by way of private placements, the exercise of warrants and options, as well as certain share transactions for properties, has resulted in the outstanding number of shares increasing from 24.6 million shares to 47.1 million shares over the course of 2002 (fully diluted approximately 64 million shares).

Risks and uncertainties

The Company is in the gold exploration and development business and as such is exposed to a number of risks and uncertainties that are common to other companies in the same business. The industry is capital intensive and subject to fluctuations in gold prices, market sentiment, foreign exchange and interest rates. There is also political risk in areas where the Company operates. The main sources of future funds for planned development of the Company’s resource properties and its exploration programs are from equity and/or debt financing or from the sale by the Company of an interest in its properties to another party carrying out further exploration or development.  A mix of project debt and equity finance is the traditional route for financing mining operations. The significant improvement in the price of gold has increased the opportunity and flexibility for project debt financing and/or equity type financing to take Tabakoto into production. The value of the Tabakoto project is directly influenced by the trends in the price of gold. An increase in gold price will increase the perceived potential for the property. The expansion of the Company’s resources and conversion from resources to reserves will be greatly impacted by continuing exploration, mine modeling and availability of the recently acquired Segala resources.

Changes in accounting policies

There have been no changes in accounting policies during the last fiscal year, with the exception of the accounting for stock-based compensation that is explained in note 2 of the audited consolidated financial statements. This change has not had a material impact to the Company’s reported results.

Use of financial instruments, risks and exposure to gold

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. The Company has in the later part of 2002 minimized its exposure to currency risk by exchanging all but estimated foreign currency requirements into United States dollars, its functional currency. The Company minimizes its exposure to investment risk on its short-term investments by maintaining the investments in highly liquid US dollar denominated interest-bearing securities that are diversified by entity, industry and country.

At December 31, 2002 the Company’s investment in resource properties have full exposure to commodity risk, both upside and downside. As gold price moves so too does the underlying value of the Company’s advanced gold projects.

5.2

Liquidity and Capital Resources

As discussed above, the Company’s financial position has improved dramatically from the prior year. The Company’s working capital at December 31, 2002 totals $3,220,352 and is comprised of highly liquid assets. This amount is sufficient to fund the Company’s overheads and near term planned exploration activity.

The Company has been successful in accessing the equity market in the past year and, while there is no guarantee that this will continue to be available, management has no reason to expect that this capability will diminish in the near term. In connection with private placements completed in 2002, there are in-the-money warrants and options outstanding, which if exercised at December 31, 2002 they would have provided additional capital of approximately $10 million. For the period January 1, 2003 to February 25, 2003 the Company had received approximately CDN$2.8 million on the exercise of warrants and options. Should all the warrants and options be exercised, the Company would have sufficient cash resources to finance its operations for the foreseeable future, including at least some if not all of the equity that may be necessary to take the Tabakoto through development.

Additional financing is likely required to fund any extensive exploration and development work. At December 31, 2002 the Company was actively engaged in discussions with financial institutions to make arrangements for the financing of the Tabakoto development. Barclays Capital of London is the Company’s advisor on these matters.

In February 2003 the Company announced a brokered private placement for the issue of 5,500,000 common shares of the Company at CND$3.10 for gross proceeds of CDN$17,050,000.

The Company’s long-term financial success will be dependent upon the extent to which it can develop economically viable mining operations from its properties.  Subject to financing, management expects the Company to have its Tabakoto mine project in production during 2004.

5.3

Results of Operations

The Company’s loss from operations was $1,283,912 for 2002 (2001 - $1,949,881). The loss included property and equipment write-downs of $647,083 (2001 - $1,564,520). Administrative and direct overheads increased in 2002 as a result of higher activity brought about by the improvement in the world gold market and the Company’s commitment to advance its projects.

Mali

During 2002 the Company received delivery from MDM a positive study for the development of the Tabakoto property. The design contemplated in the study is for a production rate of approximately 105,000 ounces a year for 5 years from an open pit, providing a rate of return of 35%. The study produced a positive assessment on feasibility, notwithstanding that the project under review excluded the addition of Segala and other resources in the immediate vicinity within the Tabakoto licensed area that are subject to further exploration and in-fill drilling. The study also contemplated a gold price of $325 per ounce as compared to current levels that are considerably higher. Naturally the higher gold price and additional ounces available from nearby resources all enhance the probability of success and rate of return on investment.

The Company’s extensive exploration drill program (24,000 meters) on both the Tabakoto and Segala properties during the last two quarters of 2002 has produced positive results. The Company will engage its independent engineers to re-compute expanded resources / reserves during the first quarter of 2003 and undertake a feasibility study on Segala thereafter.

Subject to financing, during 2003 the Company plans to advance the Tabakoto mine project to construction, with production anticipated in 2004.

Eritrea

During the later part of 2002 the Company was able to re-commence its exploration in Eritrea with a minor drill program, the results of which have created significant early stage exploration potential to compliment the Company’s advanced Mali projects for future corporate growth.

5.4

Quarterly Information

Selected consolidated financial information for each of the last eight quarters of Fiscal 2002 and 2001:

	2002 4th	2002 3rd	2002 2nd	2002 1st
(a) Revenue	$ 45,706	$ 60,352	$ 8,722	$ 601
(b) Net Income (loss)	$ (719,196)	$ (455,304)	$ 136,276	$ (245,688)
(c) Net Income (loss) per share (Basic & Fully Diluted)	$ (0.01)	$ (0.01)	$ 0.00	$ (0.01)
	2001 4th	2001 3rd	2001 2nd	2001 1st
(a) Revenue	$ 397	$ 4,290	$ 10,727	$ 39,360
(b) Net Income (loss)	$ (1,606,849)	$ (93,986)	$ (181,170)	$ (67,876)
(c) Net Income (loss) per share (Basic & Fully Diluted)	$ (0.07)	$ (0.00)	$ (0.01)	$ (0.00)

ITEM 6.

MARKET FOR SECURITIES

6.1

Market for Securities

The Company’s common shares have traded on The Toronto Stock Exchange since March 8, 1996.

ITEM 7.

DIRECTORS AND OFFICERS

7.1

Name, Address, Occupation and Security Holding

The following table sets forth, for each director and officer of the Company as at February 26, 2003 the name, municipality of residence, office, periods of service and the principal occupations in which each director and officer of the Company has been engaged during the immediately preceding five years.  Each director of the Company holds office until the next annual general meeting of the shareholders of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or he becomes disqualified to act as a director.  Each officer holds office at the pleasure of the Board of Directors.

Name, Municipality Of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
Craig A. Angus West Vancouver, British Columbia Chairman & Director	Chairman of the Company	December 1987	66,383 (<1%)
R. Stuart Angus(1)(2)(3) Vancouver, British Columbia Director	Partner of the law firm Fasken Martineau Du Moulin LLP February 2001 to present; Partner of the law firm Stikeman Elliott March 1996 to January 2001	January 2003	Nil
John A. Clarke West Vancouver, British Columbia President, Chief Executive Officer & Director	President and Chief Executive Officer of the Company	September 1997	377,700 (<1%)

Clifford T. Davis Vancouver, British Columbia Chief Financial Officer & Director	Chief Financial Officer of the Company from November 2002 to present & from 1996 to October 2000; Chief Executive Officer of Napier Environmental Technologies from November 2000 to October 2002	December 1997	42,000 (<1%)
Gary E. German(1)(2)(3) Toronto, Ontario Director

Managing Director, Kingsdale Capital Partners since September 2002 ; Advisor to Resource Mgt Services Inc, Barbados, July 2001 to present Technical Advisor to the President, Saudi Arabia Mining Company, July 1998 to June  2001; Chairman and President of Latin Gold Inc. from July 1996 to March 1998.

		April 1996	60,000 (<1%)
Gerard E. Munera(1)(2)(3) Greenwich, Connecticut Director	Managing Director, Synergex Group; Executive Chairman, Arcadia Inc. since 1995	April 1996	Nil
F. William Nielsen Georgetown, Ontario Vice President Exploration	Vice President Exploration of the Company since January 2003; General Manager Geology, of the Company since 1997.	N/A	52,000 (<1%)
Maureen D. Carse Vancouver, British Columbia Corporate Secretary	Corporate Secretary and Admin/Accounting Manager of Nevsun; Corporate Secretary of Redmond Ventures Corp. to Dec. 2001.	N/A	1,000 (<1%)

1 Member of the Governance Committee

2 Member of the Audit Committee

3 Member of the Human Resources Committee

As of February 26, 2003, the directors and officers of the Company, as a group, beneficially owned directly or indirectly, or exercised control or direction over 599,083 common shares, being approximately 1.2 % of the issued and outstanding common shares of the Company.  The same directors and officers, as a group, have been granted options to purchase up to 3,580,000 shares of the Company.

7.2

Corporate Cease Trade Orders or Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the 10 years before the date of this Annual Information Form has been, a director or officer of any other issuer that, while that person was acting in that capacity,

(a)

was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

7.3

Penalties or Sanctions

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

7.4

Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

7.5

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

ITEM 8.

ADDITIONAL INFORMATION

8.1

Additional Information

1.

The Company, upon request to the secretary of the Company, will provide to any person or company:

(a)

one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form,

(b)

one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year, and

(c)

one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate;

provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

2.

The documents listed above may also be accessed using the System for Electronic Documents Analysis and Retrieval (“SEDAR”) on the internet at www.sedar.com.

3.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors, and that additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

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